PacificHealth
LABORATORIES, INC


21
203

Bringing the science of nutrition to life.

Annual Report 2001

Company Profile

PacificHealth Laboratories, Inc. is a nutrition technology company strongly committed to the development and commercialization of functionally unique nutritional products for sports performance, weight loss, and Type 2 diabetes.

Significant Accomplishments in 2001:

- *79% increase in sales of sports drink products including the June launch of ACCELERADE®, the Company's new generation of sports drinks to be taken during exercise based on the Endurox® R4® technology.*
- *Signed a worldwide Licensing Agreement with GlaxoSmithKline ("GSK") in June for its SATIETROL® technology. Received a $1 million initial licensing fee and $250,000 in additional achievement payments during the year ended December 31, 2001. GSK also purchased 9% of the common stock of PHLI for $1.5 million.*
- *Strengthened balance sheet. At year-end 2001, PHLI had working capital of $4.5 million compared to $1.6 million at year-end 2000 and had no long-term debt.*
- *Expanded sales staff, laying the groundwork for expansion of the distribution of the Company's sports drink products.*
- *Expanded technology position by receiving a patent in March for SATIETROL.*

Financial Highlights

	2001	2000	1999
Revenues	**$6,145,527**	$3,841,387	$2,112,399
Net Income	**$285,626**	($957,565)	($1,225,381)
Earnings (loss) per share – basic	**$0.05**	($0.21)	($0.27)
Earnings (loss) per share – diluted	**$0.04**	($0.21)	($0.27)
Cash and cash equivalents	**$1,848,847**	$170,491	$1,742,360
Shareholders' Equity	**$4,675,303**	$1,771,962	$2,472,136
Common Shares Outstanding	**6,039,203**	4,646,367	4,554,367


Revenues
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
1999
2000
2001


Net Income
$500,000
$0
($500,000)
($1,000,000)
($1,500,000)
1999
2000
2001


Earnings (loss) per share – diluted
$0.10
$0.00
($0.10)
($0.20)
($0.30)
1999
2000
2001

May 14, 2002

Dear Shareholders:

The past year ended December 31, 2001 and the first quarter of fiscal 2002 have been exciting and productive periods for PacificHealth Laboratories, Inc. This annual letter is a welcome opportunity for me to review and update our progress, and to share with you our confidence that PHLI is poised for sustained growth and consistent profitability. We have continued to make significant progress in the introduction of exciting new products and our research is providing us with additional products for the future. PHLI achieved a profit for 2001, and we plan on increasing profitability and revenue growth in 2002. Here are some of the highlights for 2001.

2001 Financial Results

Fiscal 2001 was characterized by record revenues and profits. Revenues in fiscal 2001 were up 60% over the previous year. PHLI reported net income of $285,627, or $0.05 per share, for the year ended December 31, 2001 on revenues of $6,145,525, compared to a net loss of ($957,566), or ($0.21) per share, on revenues of $3,841,387 for the same period in 2000. We continued to strengthen our balance sheet. At year-end 2001, PHLI had working capital of $4.5 million compared to $1.6 million at year-end 2000 and had no long-term debt.

The increased sales growth in 2001 was partly due to a 79% increase in sales of sports drink products which included the June launch of *ACCELERADE®* Sports Drink. In June, PHLI signed a worldwide Licensing Agreement with GlaxoSmithKline ("GSK") for its SATIETROL® technology. We received a $1 million initial licensing fee and $250,000 in additional achievement payments during the year ended December 31, 2001. GSK also purchased 9% of the common stock of PHLI for $1.5 million.

In 2001, we expanded both our sales and marketing staff setting the stage for increased distribution of our sports drink products. We also improved our technology position by receiving a patent in March for SATIETROL and by submitting five additional patent applications on the SATIETROL technology.

Endurox R^4® and *ACCELERADE*

Four years ago PHLI initiated a research effort with the objective of reshaping the science of sports drinks. The first product to come out of this program was Endurox R^4, a novel sports drink specifically designed to speed muscle recovery after exercise. The superiority of this product was confirmed in numerous clinical trials. In April 2000, we received a patent for Endurox R^4. Today Endurox R^4 is the #1 recovery drink in the U.S. Although original marketing focused on the endurance athletes, Endurox R^4 is now found in the training rooms of soccer, basketball, hockey and track & field teams. 2001 saw the introduction of new sizes and flavors of Endurox R^4 and a significant increase in distribution.

In June 2001, we introduced *ACCELERADE* Sports Drink. Based on the Endurox R^4 technology, *ACCELERADE* is the first new sports drink in terms of ingredients introduced in almost thirty years. Clinical trials at leading exercise physiology laboratories confirmed its efficacy over a conventional sports drink. With the launch of *ACCELERADE*, we now have a superior product to compete in the $2 billion sports drink category.

Our strategy in 2001 was to build a solid equity foundation for both brands. Endurox R^4 and *ACCELERADE* are now the official drinks of the American Hockey Coaches Association, the College Swimming Coaches Association of America, and the United States Track Coaches Association. Both products are the subjects of positive and frequent editorial coverage in leading health and fitness magazines. Unsolicited testimonials for these products read like a who's who in the world of sport.

This year we have significantly increased our advertising and promotional budget, including extending our marketing efforts to include hockey, soccer, basketball and track & field. All of this has been complemented by aggressive efforts in expanding distribution. Within the next four months, we expect to have *ACCELERADE* in mass channels of distribution including mass merchandisers, chain drug stores, and grocery stores. In the third quarter of this year, we will test market a ready-to-drink product.

In 2002, we anticipate that our sports drink sales should increase approximately 100% and that the Company will be profitable for 2002 on its sports drink business alone.

PHLI Today

In 2001, PHLI made the transition from a company focused on the development of innovative products to a company now aggressively marketing these products. PHLI today is built around record revenues and profits, proprietary products, innovative research, and market share growth in our brands. I personally want to thank all of our shareholders for their loyal support. Your management team is very excited about what we have accomplished to date and even more enthusiastic about the near and long term prospects of our company.

Sincerely,

Dr. Robert Portman
Chairman and President

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

FORM 10-KSB/A
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

PACIFICHEALTH LABORATORIES, INC.
(Name of Small Business Issuer in Its Charter)

Delaware (State or jurisdiction of incorporation or organization)	22-3367588 (I.R.S. Employer Identification No.)

1480 Route 9 North – Suite 204
Woodbridge, NJ 07095
(Address of principal executive offices)

732/636-6141
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $.0025 per share.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

The issuer's revenues for its most recent fiscal year were $ 6,145,525.

The aggregate market value of the common equity held by non-affiliates based on the closing sale price of Common stock as of February 28, 2002, was $15,832,936.

The number of shares outstanding of each class of the issuer's common equity, as of February 28, 2002, was as follows: Common Stock – 6,039,203 shares.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

PACIFICHEALTH LABORATORIES, INC.
FORM 10-KSB
Fiscal Year Ended December 31, 2001

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

1(a) Business Development

PacificHealth Laboratories, Inc. (hereinafter referred to as the "Company") is a research based Company incorporated in the State of Delaware in April 1995 as a nutrition technology company that researches, develops, and commercializes functionally unique proprietary products for sports performance, weight loss, and Type 2 diabetes which can be marketed without prior Food and Drug Administration approval under current regulatory guidelines.

1(b) Business of the Issuer

The Company is a nutrition technology company strongly committed to research and development of dietary and nutritional supplements that can enhance health and well being. The Company's three primary areas of research to date have been sports performance, weight loss and Type 2 diabetes.

Sports Performance

Our first sports performance product, ENDUROX®, was introduced in March 1996 with commercial sales beginning in May 1996. In March 1997, we extended the ENDUROX line of products with ENDUROX EXCEL®. In February 1999, we introduced ENDUROX® $R^{4®}$ Performance/Recovery Drink to be taken following exercise. In clinical studies performed or funded by the Company, ENDUROX R^4 has demonstrated a number of exercise-related benefits including enhanced performance, extended endurance, and decreased post-exercise muscle damage. In June 2001, we introduced ACCELERADE® Sports Drink, to be taken during exercise using the same patented technology as ENDUROX R^4. Research studies funded by the Company have shown that ACCELERADE is significantly better than conventional sports drinks in improving endurance during exercise.

Weight Loss

In weight loss, the Company has focused its research and development efforts on development of novel nutritional compositions that stimulate the body's major satiety peptide, or cholecystokinin (CCK). In April 2000, we introduced our first weight loss product, SATIETROL®, a natural appetite control product based on this research. Clinical studies performed or funded by the Company have shown that Satietrol, a pre meal beverage, can reduce hunger up to 43% 3½ hours after eating. In January 2001, we extended our weight loss product line with the introduction of SATIETROL *COMPLETE*®, a 220-calorie meal replacement product that incorporates the patented SATIETROL technology. In June 2001, the Company signed an exclusive worldwide Licensing Agreement with GlaxoSmithKline ("GSK") for its SATIETROL technology.

Type 2 Diabetes

Type 2 diabetes has become the fastest growing chronic condition in the United States. Obesity and poor glucose regulation appear to be primary characteristics of this condition. Research has suggested that cholecystokinin (CCK) may play a role in insulin release and glucose regulation. The Company's research in this area is to develop a nutritional product that can help Type 2 diabetics lose weight by controlling appetite while improving glucose regulation. The Company expects to initiate clinical trials on a product for use by Type 2 diabetics in 2002.

All of the Company's existing products, and its proposed products, are expected to be manufactured in the United States by third parties. See Item 1(b)(i) below.

1(b)(i) Principal Products and Markets

(a) ENDUROX® Product Line-Dietary Supplements

The Company's initial product, ENDUROX®, is a dietary supplement of which the principal ingredient is the herb ciwujia. Laboratory tests and trials funded by the Company during 1995 at the University of North Texas in Fort Worth, Texas and the Institute of Nutrition and Food in China, have demonstrated that ENDUROX is effective in improving exercise performance. The Company introduced ENDUROX in March 1996 and commenced commercial sales of the product in May 1996. In December 1996, the Company was issued patent #5,585,101 for its ENDUROX product. ENDUROX is sold in caplet form.

ENDUROX EXCEL® was introduced in March 1997. ENDUROX EXCEL contains 50% more ciwujia than regular ENDUROX, plus vitamin E. It is targeted to "serious" athletes, i.e., individuals who engage in competitive athletics or whose exercise regimen is comparable to that of a competitive athlete.

(b) ENDUROX® R^4™ Recovery / Performance Drink

The Company launched ENDUROX R^4 Performance / Recovery Drink in March 1999. Clinical trials funded by the Company during 1998 at the University of North Texas Health Science Center in Fort Worth, Texas and the Human Performance Lab at St. Cloud University in St. Cloud, Minnesota showed that when tested against the nation's leading sports drink, ENDUROX R^4 delivered equal hydration effectiveness while enhancing performance and extending endurance by 55%, decreasing post-exercise muscle stress by 36%, reducing free radical build-up by 69%, and increasing insulin levels by 70%. The results of these trials were presented at the American College of Sports Medicine's national meeting in 1999.

The Company advertises ENDUROX R^4 nationally in such magazines as Bicycling, Running Times, Fitness Swimmer, Inside Triathlon, Triathlete, and numerous other publications. At the present time, this product is being sold in over 5,000 retail outlets including General Nutrition Centers, health food stores and bicycle retailers, as well as through catalog and Internet companies.

In April 2000, the Company was issued patent #6,051,236 for ENDUROX R^4 covering all 77 claims made in the application, including claims that the product (a) increases endurance, (b) reduces post-exercise muscle damage, and (c) speeds the replenishment of muscle carbohydrate stores. Patent office acceptance of these claims does not necessarily permit the Company to make any specific claims to the public regarding this product. The Company's ability to make those claims is governed by Food and Drug Administration, Federal Trade Commission, and other federal government agency regulations and guidelines.

(c) SATIETROL®

SATIETROL, the Company's appetite control product, is based on the use of nutritional ingredients to stimulate cholecystokinin (CCK), a protein released after eating which has shown to be an important satiety signal in humans.

In the early 1980's, researchers at Columbia University demonstrated that CCK was an important satiety signal in humans. CCK causes individuals to feel fuller even without eating. These studies have shown that an injection of CCK reduced food intake by 16-22%. The release of CCK was shown to be stimulated by the ingestion of protein and fat. When CCK is stimulated by ingestion of food, it activates two negative feedback loops that inhibit continued release of CCK. One mechanism involves the pancreas and the second involves the gall bladder. When CCK is stimulated, the pancreas secretes protease enzymes, which inactivates a protein called CCK Releasing Peptide (CCKRP). When this protein is inactivated, release of CCK is halted. The second mechanism that controls CCK release is the gall bladder. CCK stimulates the gall bladder to release bile salts. Bile salts are powerful inhibitors of further CCK release. A major problem with the direct use of CCK as a supplement is that it must be given by injection since stomach enzymes activate it.

The Company's research efforts have focused on developing a calorically efficient nutritional formula that can be taken orally which would stimulate CCK release and extend its duration of action. Such a product would be highly useful in control of weight by helping overweight individuals feel fuller or more satiated while eating less food. This formulation became the basis for the Company's first weight loss product, SATIETROL. The Company has developed a number of SATIETROL formulas that stimulate and extend the action of CCK and has filed a number of patents regarding this unique technology.

Clinical studies funded by the Company conducted in 2000 by the Company's President, Dr. Portman, Abe Bakal of ABIC International, and Dr. Steven Peikin, Professor of Medicine, Robert Wood Johnson Medical School at Camden Cooper Hospital/University Medical Center, Camden, NJ have shown that, when taken as a pre meal beverage 10-15 minutes before eating, SATIETROL can reduce hunger up to 40% 3 ½ hours after eating and reduce caloric consumption in a subsequent meal by 43%. These studies were presented at the North American Association for the Study of Obesity (NAASO) 1999 national meeting. In March 2001, the Company was issued patent #6,207,638 for all 72 claims made for SATIETROL, including its use for Type 2 diabetes as well as conjunctive use with other products for treatment of bulimia. Studies conducted or funded by the Company on CCK have also suggested that this agent may be effective for treating Type 2 diabetes, one of the fastest growing chronic diseases in the United States. The Company intends to conduct studies to determine if SATIETROL would be of value in Type 2 diabetes.

The Company's objective is to develop a patent portfolio to protect its proprietary technology involving the use of nutritional ingredients to stimulate and extend the action of CCK. The Company has the following patents pending:

PATENT	STATUS
Nutritional Intervention Composition for Enhancing and Extending Satiety (International)	Pending
Nutritional Intervention Composition for Enhancing and Extending Satiety (Method-DIV)	Pending
A Method for Extending the Satiety of Food by Adding a Nutritional Composition Designed to Stimulate Cholecystokinin (CCK)	Pending
Composition Containing Protease Inhibitor Extends Post Meal Satiety	Pending
Nutritional Composition for Improving the Efficacy of a Lipase Inhibitor	Pending
Use of a Bile Acid Sequestrant to Extend Satiety	Pending

In April 2000, the Company launched its first SATIETROL product. SATIETROL is a powder that is mixed with 6-8 oz of water and taken 10-15 minutes before a meal. It is the first weight loss product commercially available that is designed to stimulate CCK, the body's own satiety mechanism. The market for all types of weight loss products and services in the US exceeds $50 billion a year and government figures estimate that 55% of adult Americans are overweight. SATIETROL is available in chocolate and vanilla flavors.

In January 2001, the Company introduced SATIETROL *COMPLETE*, a 220 calorie meal replacement product that incorporates the SATIETROL technology. Clinical studies funded by the Company and conducted in 2000 by Dr. Portman, President of the Company, Abe Bakal of ABIC International, and Dr. Steven Peikin, Professor of Medicine, Robert Wood Johnson Medical School at Camden Cooper Hospital/University Medical Center, Camden, NJ have shown that, versus the leading meal replacement product, SATIETROL *COMPLETE* was more effective in reducing hunger over 5 hours and reducing caloric consumption in a subsequent meal. These studies were presented at the NAASO national meeting in 2000. The meal replacement market segment in the

United States exceeds $900 million. SATIETROL *COMPLETE* is a powder mixed with skim, soy, or rice milk and is available in chocolate and vanilla flavors.

On June 1, 2001, the Company entered into an exclusive license agreement with GSK, one of the world's largest pharmaceutical companies, for SATIETROL, the Company's appetite control product. The agreement provides GSK with worldwide rights to the trademarks, technology, patents, and know how for SATIETROL for the duration of the patents which is currently 16 years.

Under the agreement, PHLI received an initial payment of $1,000,000, has received a subsequent milestone payment of $250,000, will receive additional milestone payments over the next two years provided GSK meets certain development goals, and will receive ongoing product royalties upon launch of the product by GSK. The agreement does not set a specific time by which GSK must launch the product, but does set a specific time for launch after GSK has met some of the intermediate milestones. GSK is permitted to terminate the license agreement at any time for any reason, provided that it pays all milestone payments earned prior to termination. In this event, all rights to the product will revert to the Company.

The license agreement grants GSK a right of first refusal to obtain an exclusive license on any new product developments in appetite suppression, weight loss, weight management, or meal replacement for weight loss. The right of first refusal only applies if the Company intends to use a third party to further develop or commercialize the new product, and not if the Company will commercialize the product itself. The right of first refusal will lapse if the Company undergoes a change in control.

The Company can continue to sell the SATIETROL line of products until GSK launches their SATIETROL product. At that time, the Company can continue to market the powdered meal replacement product, currently sold under the name SATIETROL *COMPLETE*®, without using the SATIETROL name, in the current health food store channels of distribution. GSK will be responsible for future manufacturing, marketing, and sales upon launch by GSK of any products it launches.

GSK also purchased approximately 9% of PHLI's common stock for $1.5 million under a contemporaneous stock purchase agreement. As of December 31, 2001, the Company has received an aggregate $2,750,000 from GSK from the combined licensing and stock purchase agreements.

(d) ACCELERADE®

In June 2001, the Company introduced ACCELERADE® Sports Drink, to be taken during exercise, using the same patented technology as ENDUROX R^4. Research studies funded by the Company and conducted in 2001 by Dr. John Ivy at the University of Texas Department of Kinesiology and Health Education, Austin, Texas have shown that ACCELERADE is significantly better than conventional sports drinks in improving endurance during exercise. These studies showed that subjects taking ACCELERADE increased endurance performance by 24% compared to subjects drinking a conventional sports drink containing the same amount of carbohydrate. ACCELERADE uses the ENDUROX R^4 technology that features the patented 4-1 ratio of carbohydrate to protein to speed the movement of carbohydrate from the blood into the muscle during exercise. By increasing the energy efficiency of every gram of carbohydrate an athlete consumes, ACCELERADE spares muscle glycogen and improves endurance capacity. We will launch additional sizes and flavors in 2002 including the development of a ready-to-drink ACCELERADE product.

1(b)(ii) Distribution Methods

The Company has pursued a "multi-channel" distribution strategy in marketing its ENDUROX line of products. These products are sold through the General Nutrition Centers ("GNC") chain, independent health food retailers, sports specialty stores, health clubs, catalogs, and on the Internet.

The Company began distribution of ENDUROX in Canada in 1997 through an independent distributor with the first retail sales made in April 1997. In 1998, the Company began selling its ENDUROX products in South Africa with an independent distributor on a non-exclusive basis. In 2000, the Company began selling its ENDUROX products in Brazil, Hong Kong, and Singapore through independent distributors on a non-exclusive basis.

SATIETROL is sold through Internet retailers, select health food chains, and over the Company's Internet site at www.hungeroff.com.

To support its marketing efforts, the Company advertises in trade and consumer health food and sports magazines that are intended to reach its targeted consumer. In addition, the Company attends trade shows and exhibitions, sponsors promotional programs/events and in-store promotions, and engages in an extensive public relations effort that has resulted in articles in numerous health, fitness, trade and natural product publications, newspaper coverage, and television spots. In addition, the Company utilizes a number of paid endorsers to promote its sports nutrition line of products, including several well-known athletes and a number of professional coaches who specialize in bicycling, running, swimming and triathlete disciplines.

In the twelve-month periods ended December 31, 2001 and December 31, 2000, the Company's expenditures for product advertising and promotion were approximately $557,000 and $1,126,000, respectively.

1(b)(iii) Status of Publicly Announced New Products

The status of all products which have been the subjects of or mentioned in public announcements by the company in the past year are discussed above under the caption "Principal Products and Markets".

1(b)(iv) Competition

Depending on the product category, the Company's competition varies.

The sports drink market in which Endurox R^4 and Accelerade compete is dominated by such brands as Gatorade and Powerade who sell ready-to-drink products, as well as smaller companies such as Cytosport (Cytomax), Champion Nutrition (Revenge), and Twin Labs (Ultrafuel) who sell powdered, ready-to-mix products. In addition, there are a number of new foreign entries such as Enervit and Extran that have introduced sports drinks into the U.S. focusing on the endurance athlete. Increased competitive activity from such companies could make it more difficult for the Company to increase or keep market share since such companies have greater financial and other resources available to them and possess far more extensive manufacturing, distribution and marketing capabilities than the Company.

The competitive market for weight loss products is divided into four basic segments: herbal supplements (e.g., Metabolite), meal replacement products (e.g., Slim Fast), food plans (e.g., Weight Watchers) and prescription products (e.g., Xenical). Today, weight loss products are manufactured by dietary supplement manufacturers, pharmaceutical manufacturers, diet food companies (e.g. Slim▫Fast Foods Company), and over-the-counter drug companies. Intense competitive activity in this market could make it difficult for the Company to increase or keep market share, as most of the companies who have products in this category have greater financial, marketing, sales, manufacturing, and distribution resources than the Company.

Since the Company's products are based upon natural ingredients, its competitors have access to the same ingredients and will be able to develop and market products the same as or similar to the Company's products. Except to the limited extent that the Company may obtain patent protection for certain uses of ingredients in its products, its competitors' products may make the same claims of benefits from use of the products that the Company makes.

The Company believes that long term success in the marketplace for any of the Company's products is likely to be less dependent on the novelty of the product than on such factors as distribution and marketing capabilities, and whether or not the product enjoys some proprietary advantage, such as patent protection, an established brand name, etc.

1(b)(v) Suppliers of Raw Materials

The Company does not have manufacturing facilities and has no present intention to manufacture any products itself. It fulfills product needs through relationships with independent manufacturers. The Company does not have any written contracts or oral agreements with any of these manufacturers other than individual purchase orders. The individual purchase orders are for current quantities and do not contain any terms other than those related to current quantities. Therefore, the Company does not have any assurances as to the terms or availability of future orders. The Company uses at least six contract manufacturers for various aspects of the manufacturing process. The Company believes that these are all small privately held firms. Because the processes performed by these manufacturers are fairly standard in the industry, the Company believes that other manufacturers could easily be substituted if any of the current manufacturers were no longer available or did not offer reasonable terms. Competitors who do their own manufacturing may have an advantage over the company with respect to pricing, availability of product and in other areas through their control of the manufacturing process.

Generally, our contract manufacturers obtain raw materials necessary for the manufacture of our products from numerous sources. The Company generally does not have contracts with suppliers of materials required for the production of its products. The Company obtains ciwujia for its ENDUROX caplet line of products from suppliers in the Peoples Republic of China. At the present time, the Company obtains all of its needs from one supplier in the People's Republic of China, but believes that the Company could switch to a number of alternative suppliers without significant effect. The Company uses a single supplier because its agents believe that this is the best way to ensure the best quality from the Chinese suppliers. The Company's agents believe that there are at least five reputable producers of ciwujia able to meet the Company's needs, and that there are likely a large number of smaller producers who could be identified if required. The Company's agent has visited four other producers to evaluate their ability to meet the Company's volume and quality needs, and has identified one of these as a reliable back-up source. The Company has not entered into any supply agreements with the current supplier other than individual purchase orders. The Company's weight loss product, SATIETROL, is composed of numerous ingredients, most of which are available from multiple sources. One ingredient of SATIETROL is available only from a single source, a large European company, Lyckeby Starkelsen. The Company does not have any written or oral supply agreements with this supplier. While the ingredient is currently available from a single source, the raw materials for this ingredient are commodity products readily available. If this supplier were to become unavailable to us, we would be able to eventually substitute suppliers, but there would be a material delay caused by having another supplier process this ingredient to our specifications. In addition, all other raw materials used in the Company's existing products are available from multiple sources.

There is no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. Because the Company does not control the source of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions outside of its control.

1(b)(vi) Dependence on Major Customers

General Nutrition Centers and Performance, Inc. accounted for approximately 37% and 12%, respectively, of net sales in fiscal 2001. The loss of these customers, a significant reduction in purchase volume by these customers, or the financial difficulty of such customers, for any reason, could significantly reduce our revenues. The Company has no agreement with or commitment from either of these customers with respect to future purchases. During 2001, GNC discontinued the sale of SATIETROL in its corporate stores. Net revenues from the sale of SATIETROL to GNC in 2001 were $476,559.

1(b)(vii) Patents and Trademarks

The Company received United States Patent No. 5,585,101 in December 1996 covering the use of ciwujia, the principal active herb in ENDUROX, to improve physical performance and stamina during exercise, and for enhancing recovery after exercise is completed. This patent expires in December 2013. The Company has applied for foreign patents on ciwujia in Canada, Mexico, all Western European countries, and in 51 other principal European, South American and Asian countries.

The Company received a composition of matter patent, United States Patent No. 6,051,236, in April 2000 for ENDUROX R^4 covering all 77 claims submitted including claims that the product (a) increases endurance, (b) reduces post-exercise muscle damage, and (c) speeds the replenishment of muscle carbohydrate stores. (see section 1(b)(i)(b)). This patent expires in April 2017.

The Company received a composition of matter patent, United States Patent No. 6,207,638, in March 2001 covering all 72 claims for the formulation of SATIETROL and has filed additional patents for this technology (see section 1(b)(i)(c)). This patent expires in March 2018.

The patent holder for all patents is the Company's President, Dr. Robert Portman, and all patents are assigned to the Company. To the extent the Company does not have patents on its products, there can be no assurance that another company will not replicate one or more of the Company's products, nor is there any assurance that patents which are obtained will provide meaningful protection or significant competitive advantages over competing products. For example, the Company's use patent on ciwujia would not prevent the sale of a product containing that herb with a claim or for a use that was not covered by the Company's patent.

The Company has federal trademark registrations for ENDUROX, ENDUROX EXCEL, ENDUROX ProHeart, ENDUROX R^4, SATIETROL, SATIETROL *COMPLETE*, and ACCELERADE. The Company also has filed its trademarks in most Western European countries, Canada, Mexico and Japan. The Company's policy is to pursue registrations for all of the trademarks associated with its key products, and to protect its legal rights concerning the use of its trademarks. The Company relies on common law trademark rights to protect its unregistered trademarks.

1(b)(viii) and (ix) Governmental Regulation

We market products that fall under two types of Food and Drug Administration regulations: dietary supplements and nutritional supplements. A dietary supplement:

- is a product (other than tobacco) that is intended to supplement the diet that bears or contains one or more of the following dietary ingredients: a vitamin, a mineral, an herb or other botanical, an amino acid, a dietary substance for use by man to supplement the diet by increasing the total daily intake, or a concentrate, metabolite, constituent, extract, or combinations of these ingredients.

- is intended for ingestion in pill, capsule, tablet, or liquid form.

- is not represented for use as a conventional food or as the sole item of a meal or diet.

- is labeled as a "dietary supplement."

Dietary Supplements is a classification of products resulting from the enactment of the Dietary Supplement Health and Education Act of 1994 (the "DSHEA") in October 1994. The DSHEA amended and modified the application of certain provisions of the Federal Food, Drug and Cosmetics Act (the "FFDC Act") as they relate to dietary supplements, and required the FDA to promulgate regulations consistent with the DSHEA. Under the DSHEA, companies that manufacture and distribute dietary supplements are limited in the statements that they are permitted to make about nutritional support on the product label without FDA approval. In addition, a manufacturer of a dietary supplement must have substantiation for any such statement made and must not claim to diagnose, mitigate, treat, cure or prevent a specific disease or class of disease. The product label must also contain a prominent disclaimer. These restrictions may restrict our flexibility in marketing our product.

Nutritional supplements are food products and contain Generally Regarded As Safe (GRAS) ingredients.

Nutritional supplements and dietary supplements must follow labeling guidelines outlined by the FDA. Neither nutritional supplements nor dietary supplements require FDA or other government approval or notification to market in the United States.

We believe that all of our existing and proposed products are nutritional supplements or dietary supplements that do not require governmental approvals to market in the United States. Our current products are classified as follows:

Dietary Supplements
ENDUROX® Natural Workout Supplement
ENDUROX EXCEL® Natural Training Supplement

Nutritional Supplements

ENDUROX® R4 Performance/Recovery Drink
ACCELERADE® Sports Drink
SATIETROL® Natural Appetite Control
SATIETROL COMPLETE® Meal Replacement

The processing, formulation, packaging, labeling and advertising of such products, however, are subject to regulation by one or more federal agencies including the FDA, the Federal Trade Commission, the Consumer Products Safety Commission, the Department of Agriculture and the Environmental Protection Agency. Our activities also are subject to regulation by various agencies of the states and localities in which our products are sold. Among other things, such regulation puts a burden on our ability to bring products to market. Any changes in the current regulatory environment could impose requirements that would make bringing new products to market more expensive or restrict the ways we can market our products.

No governmental agency or other third party makes a determination as to whether our products qualify as nutritional supplements, dietary supplements or neither. We make this determination based on the ingredients contained in the products and the claims we make for the products.

Under the DSHEA, companies that manufacture and distribute dietary supplements are allowed to make any of the following four types of statements with regard to nutritional support on labeling without FDA approval: (i) a statement that claims a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States; (ii) a statement that describes the role of a nutrient or dietary ingredient intended to affect structure or function in humans; (iii) a statement that characterizes the documented mechanism by which a nutrient or dietary ingredient acts to maintain or function; or (iv) a statement that "describes general well-being" from consumption of a nutrient or dietary ingredient. In addition to making sure that a statement meets one of these four criteria, a manufacturer of the dietary supplement must have substantiation that such statement is truthful and not misleading, must not claim to diagnose, mitigate, treat, cure, or prevent a specific disease or class of diseases, and must contain the following disclaimer, prominently displayed in boldface type: "This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease."

On February 6, 2000, the Food and Drug Administration issued new guidelines concerning statements made for dietary supplements. These new regulations have important implications for the marketing of weight loss products such as SATIETROL. Previously the Regulations made it clear that a product that made a claim for obesity must be treated as a drug. Under the new regulations the FDA now makes a distinction between obesity and overweight. Overweight is no longer considered a disease but rather a natural life process. Overweight is considered a condition that effects the structure and function of the body. As now defined, dietary supplements can make a claim for ordinary weight loss rather than as a treatment for obesity. Furthermore, these Regulations also permit the use of appetite suppressant as a structure/function claim under DSHEA (Dietary Supplement Health Education Act of 1994). The issuance of these Regulations will give SATIETROL greater latitude in the types of claims the product can make as long as such claims are substantiated by the necessary studies.

1(b)(x) Expenditures for Research and Development

The Company's research and development expenditures in the past two fiscal years, exclusive of market research and marketing related expenditures, were as follows: 2001 - $106,085; 2000 - $222,728.

1(b)(xi) Compliance with Environmental Laws

The Company is not aware of any "administrative" or other costs, which it incurs which are directly related to compliance with environmental laws.

1(b)(xii) Employees

At the present time, the Company has twelve full time employees. Of these, two employees are executive, seven are in sales and marketing, and three are in accounting, operations and administrative. The Company employs a number of consultants who devote limited portions of their time to the Company's business. None of the Company's employees are represented by a union and the Company believes that its employee relations are good.

ITEM 2. DESCRIPTION OF PROPERTY

The Company entered into a new five-year lease in February 1998 for approximately 3,684 square feet at $14.50 per square foot, including utilities, for an annual rent expense of $53,418 for the first three years. In the fourth and fifth years of the lease, the rent increases to $16.50 per square foot, including utilities for an aggregate annual rental of $60,780. The Company believes that its facilities are adequate for its present needs.

The Company does not intend to develop its own manufacturing capabilities, since management believes that the availability of manufacturing services from third parties on a contract basis is more than adequate to meet the Company's needs in the foreseeable future.

The Company does not have any real estate investments.

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to, or involved in, any legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a) On August 22, 2001, the Company held its Annual Meeting of Stockholders, pursuant to information contained in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement that were mailed to stockholders on July 27, 2001.

(b) One of the matters listed in the Company's Proxy for the meeting was the annual Election of Directors. There were five nominees for election, who were elected by the shareholders to serve for a one-year term. The results of the balloting were as follows (Shares voting: 5,120,071 of 5,835,828):

Nominee	For	Against	Abstain
Robert Portman	5,099,595	-0-	20,476
Stephen P. Kuchen	4,918,595	-0-	201,476
David Portman	5,099,595	-0-	20,476
T. Colin Campbell	4,919,095	-0-	200,976
Irving Tabachnick	5,102,595	-0-	17,476

(c) In addition to the election of directors, other matters voted upon by the stockholders were the approval to increase the number of authorized shares of Common Stock from 10,000,000 to 50,000,000 and the ratification of the appointment of Larson, Allen, Weishair & Co., LLP as independent auditors for the Company for the fiscal year ending December 31, 2001. Both matters were approved. The results of the balloting for these matters are as follows:

Matter	For	Against	Abstain
Increase in shares of Common Stock	4,846,601	269,615	3,855
Appointment of auditors	4,974,452	139,100	6,519

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

5(a) Market Information.

Since December 19, 1997, the Company's Common Stock has been quoted on the SmallCap Market of the Nasdaq Stock Market, Inc. ("Nasdaq") under the symbol "PHLI". The following sets forth certain information with respect to the high and low bid prices reported by The Nasdaq Stock Market for the Common Stock during the periods shown:

	HIGH	LOW
01/01/00 – 03/31/00	$4.75	$1.875
04/01/00 – 06/30/00	$7.625	$2.25
07/01/00 – 09/30/00	$3.625	$1.375
10/01/00 – 12/31/00	$2.25	$0.25
01/01/01 – 03/31/01	$1.46875	$0.28125
04/01/01 – 06/30/01	$4.94	$0.625
07/01/01 – 09/30/01	$8.38	$3.36
10/01/01 – 12/31/01	$6.02	$2.76
01/01/02 – 02/28/02	$3.64	$2.51

The closing price of the Company's Common Stock on February 28, 2002, as reported by Nasdaq, was $3.55.

5(b) Holders.

As of February 28, 2002, there were approximately 74 holders of record of the Company's Common Stock. The Company believes that there are significantly more beneficial holders of the Company's stock as many beneficial holders have their stock in "street name".

5(c) Dividends.

The Company has never paid or declared dividends upon its Common Stock and does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

5(d) Recent Sales of Unregistered Securities; Use of Proceeds from the Sale of Registered Securities

5(d)(i) Recent Sales of Unregistered Securities.

As of January 1, 2001, the Company granted options to purchase 460,000 shares of its common stock to its President, Robert Portman. These options were granted under the Company's Year 2000 Stock Option Plan. These options have an exercise price of $0.313 per share. One-half of these options become exercisable on January 2, 2002 and the other half become exercisable on January 2, 2003. The options expire on December 31, 2006. During the quarter ended June 30, 2001, Dr. Portman exercised options for 475,000 shares of Common Stock at $0.313 per share. The issuance of these securities was exempt from registration under the Securities Act of 1933, pursuant to Section 4(2), as the grantee is an executive officer of the Company. Subsequent to the grant of the 460,000 options as of January 1, 2001, the Company filed a registration statement on Form S-8 relating to the Year 2000 Stock Option Plan, which would cover the issuance of shares upon exercise of these options.

On June 1, 2001, the Company sold 541,711 shares of the Company's Common Stock for and aggregate $1,500,000 to Glaxo Wellcome International B.V., a Netherlands limited liability company affiliated with Smithkline Beecham, PLC. The issuance of these shares was exempt from registration under the Securities Act of 1933 under Section 4(2). Certificates for the shares bear restrictive legends, the purchaser represented that it was acquiring the shares for investment purposes, and the purchaser was an "accredited investor" as that term is defined in Regulation D. No public solicitation was employed in connection with this transaction.

In April, 2001, the Company issued an aggregate $300,000 in principal amount of its 10% Promissory Notes Due 2002, together with warrants exercisable for 300,000 shares of the Company's Common Stock at $0.875 per share to a total of six accredited investors. The warrants expire three years from issuance. The entire principal of the Notes was repaid in June 2001, and warrants for 150,000 shares were exercised in June 2001 and 50,000 shares were exercised in August 2001. The issuance of these securities was exempt from registration under the Securities Act of 1933 under Section 4(2). Certificates for the securities bear restrictive legends, the purchasers represented that they were acquiring the shares for investment purposes, and the purchasers were "accredited investors" as that term is defined in Regulation D. No public solicitation was employed in connection with this transaction.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 10-KSB contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in political and economic conditions; demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

(a) Introduction

PacificHealth Laboratories, Inc. was incorporated in April 1995 to develop and market dietary and nutritional supplements that improve and promote health and well being and can be offered for sale without prior approval by The Food and Drug Administration in compliance with current regulatory guidelines. Our first product, ENDUROX was introduced in March 1996, and commercial sales began in May 1996. In March 1997, the Company extended the ENDUROX line of products with ENDUROX EXCEL. In March 1999, the Company launched ENDUROX R^4 Performance/Recovery Drink, the latest in our ENDUROX line of products, which demonstrated a number of exercise related benefits in clinical studies, including enhanced performance and extended endurance, decreased post-exercise muscle stress, and reduced free radical build-up. In April 2000, the Company introduced a new product, SATIETROL, that will compete in the approximately $50 billion market for weight loss and weight control products, goods and services. In May of 2001, the Company launched ACCELERADE, a new generation of sports drink products to be used during exercise that uses the ENDUROX R^4 patented technology.

(b) Results of Operations - Years Ended December 31, 2001 and 2000

The Company generated net income of $285,626 or $0.05 per share for the year ended December 31, 2001, compared to a net loss of ($957,565) or ($0.21) per share for the year ended December 31, 2000. The net income for 2001 vs. the net loss for the same period in 2000 is due primarily to increased revenues. The Company's net losses were reduced by $115,573 in the year ended December 31, 2000 by the reduction of our reserve for the return or exchange of certain of our original ENDUROX line of products. Net losses were also reduced by the sale of certain tax benefits for $206,078 in the year ended December 31, 2000. Per share, the effect of the last two items above was to reduce our net loss for 2000 by $0.07 in the aggregate. These two items are described in greater detail below.

Revenues for the year ended December 31, 2001 were $6,145,527 compared to $3,841,387 for the same period in 2000. Revenue increases during 2001 were due to a 45% increase in sales of our ENDUROX R^4 Performance/Recovery Drink, the introduction of ACCELERADE Sports Drink, and milestone payments under the GSK licensing agreement for our SATIETROL product. The following table provides additional information concerning our revenues in 2001 and 2000:

	Revenues			
Year Ended	Sports Performance	Weight Loss	Licensing	Total
December 31, 2001	$3,578,189	$1,317,338	$1,250,000	$6,145,527
December 31, 2000	$2,212,590	$1,628,797	$ - 0 -	$3,841,387

Sales revenues reported for the years ended December 31, 2001 and December 31, 2000 are net of credits of $451,137 and $97,618, respectively, for the return of certain products. Returns in 2001 consisted of SATIETROL returned from our largest customer, GNC, who discontinued selling the product in its corporate stores. These sales were principally recorded in the second quarter of 2001 with the credits recorded in the 4th quarter. Returned product with a cost to us of $50,151, representing a sales credit of $129,360, was returned to inventory. The remainder of the returned product, representing a sales credit of $321,777, was not returned to inventory and is not represented in the inventory amount on our balance sheet. There was no legal requirement for the Company to accept these credits and returns and they were not anticipated at time of sale. These returns were allowed to enhance ongoing customer relations with our largest customer. The Company does not intend to accept returns from GNC on the products currently sold by GNC. Net sales of SATIETROL to GNC in 2001 were $476,559. Returns in 2000 consisted of ENDUROX ProHeart and PROSOL PLUS. The Company discontinued marketing these products in 1999 because we believed that our advertising dollars would be better used promoting new products that compete in categories having greater sales potential.

The Company generally does not make contractual allowances for returns or otherwise accept returns. On occasion, the Company does make contractual provision for rebates, return allowances, discounts and other adjustments. In 2001, the Company made this type of contractual provision in purchase orders representing less than 1% of sales. On the occasions the Company does make these provisions, the Company records the full amount of these adjustment in the same period the sale is recorded. Except for our recent experience with Satietrol, we have had very limited returns. Consequently, we believe that we do not have sufficient exposure for returns to require significant reserves.

Any new product we launch is generally sold through the same distribution channels as our existing products. In addition, the new products we launched in 2001 were similar to our existing products. Therefore, we make estimates of future returns of new products based on our general experience with our existing products. We believe that this permits us to make reasonable estimates of future returns of new products for the purpose of establishing reserves. As stated above, we do not believe our experience generally requires establishing significant reserves for returns. We established small reserves for returns of all of our new products launched in 2000 or 2001.

Occasionally the Company will deliver product to a customer on a consignment basis. Consignment sales are not recorded until the product is resold and the Company has received payment. There were no outstanding consigned sales at December 31, 2000 or December 31, 2001.

Our gross profit margin on product sales decreased to 47.0% for the year ended December 31, 2001 from 54.0% for the year ended December 31, 2000 because of the previously mentioned return of products from GNC. Without these returns, our gross profit margin for the year ended December 31, 2001 would have been 50.6%.

Our selling, general, and administrative expenses decreased to $3,065,336 for the year ended December 31, 2001 from $3,137,661 for the year ended December 31, 2000. The primary reason for the decrease was a reduction in advertising expenses.

Research and development expenses decreased to $106,085 for the year ended December 31, 2001 from $222,728 for the year ended December 31, 2000. The primary reason for the reduction in research and development expenses was that in 2000 we conducted several SATIETROL, SATIETROL *COMPLETE*, and ACCELERADE clinical trials in support of the product launches of these products. No such clinical trials were conducted in 2001. We anticipate research and development expenses will increase and exceed the levels of 2000 as additional clinical trials are conducted on all of our products as we continue to seek out additional patents and claims for our products.

The Company incurred interest expense of $93,477 for the year ended December 31, 2001 primarily as a result of debt issue costs associated with the issuance of the 10% Promissory Notes Due 2002. These costs were expensed as interest expense when full repayment was made in June 2001.

As previously noted in paragraph (b) in this Item, our net losses for 2000 were reduced as a result of a reduction in our reserve for the return or exchange of certain products. These adjustments were based upon our estimates of our future costs for product replacement at year-end 2000. We reduced our reserve by $115,573 for the year ended December 31, 2000 and offset our net loss by taking back into income that amounts. As of December 31, 2000, we believed circumstances no longer required a product replacement reserve and therefore eliminated this reserve as of December 31, 2000. In addition, during 1999, the New Jersey Economic Development Authority established the Tax Benefit Transfer Program. Pursuant to this program, the Company was qualified by the state to sell a portion of its unused New Jersey net operating loss deductions to other corporations having taxable income in New Jersey. In December 2000 we received $206,078 as payment for the sale of these New Jersey tax deductions. These payments were included in income and therefore offset our net loss for the year ended December 31, 2000.

(c) Liquidity and Capital Resources

At December 31, 2001, the Company's current assets exceeded its current liabilities by approximately $4.5 million with a ratio of current assets to current liabilities of approximately 14.4 to 1 versus a ratio of approximately 3.1 to 1 at December 31, 2000. The increase in current ratio was attributable primarily to the net income for the year ended December 31, 2001 as well as the purchase of 9% of our common stock by GSK. Accounts receivable was lower at December 31, 2001 compared to December 31, 2000 due to the aforementioned return of inventory by GNC. Inventory levels were substantially higher at December 31, 2001 compared to December 31, 2000 primarily to support both actual and anticipated increased sales levels of our sports performance products. Inventory, including the GNC SATIETROL returns, is stated at the lower of cost or market and a reserve for obsolescence is recorded when deemed appropriate. Management believes that all inventories at December 31, 2001, including SATIETROL inventories, are saleable at a price above cost, subject to ordinary obsolescence reserves. The reserve for obsolescence at December 31, 2001 is $3,305.

At December 31, 2001, total inventory included approximately $1,200,000 of SATIETROL. On that date, the SATIETROL inventory had an average remaining shelf life of approximately 2 years. The inventory cost of sales, net of returns, of this product was $752,371 for 2001 and $674,258 for 2000. The Company is identifying additional sales outlets for this inventory, and is confident that it will be able to sell this inventory for at least its cost by the end of 2002.

Based on our current plans and level of operations, we do not see a need for additional cash in the next twelve months.

(d) Impact of Inflation

The Company expects to be able to pass inflationary increases for raw materials and other costs on to its customers through price increases, as required, and does not expect inflation to be a significant factor in its business. However, the Company's operating history is very limited, and this expectation is based more on observations of its competitors' historic operations than its own experience.

(e) Seasonality

Sports nutrition products tend to be seasonal, especially in the colder climates. Lower sales are typically realized during the first and fourth quarters and higher sales are typically realized during the second and third fiscal quarters. We also plan our advertising and promotional campaigns for the Endurox R^4 and ACCELERADE products around these seasonal demands. Weight loss products also have seasonality with greater sales seen in the first and second quarters following New Year's resolutions and people getting in shape for the summer. Similarly, advertising and promotional expenditures for Satietrol are designed to take advantage of this seasonality. The Company believes that the impact of new product introductions and marketing expenses associated with the introduction of new products will have a far greater impact on its operations than industry and product seasonality.

(f) Impact of Recently Issued Financial Accounting Standards

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Accounting for Business Combinations and SFAS No. 142, Accounting for Goodwill and Other Intangible Assets. The provisions of SFAS No. 141 apply to business combination transactions that occur after June 30, 2001. SFAS No. 141 will not effect the financial statements of the Company.

The provisions of SFAS No. 142 shall be applied to fiscal years beginning after December 31, 2001. The provisions of SFAS No. 142 eliminated goodwill amortization and provide for standards on testing the impairment of goodwill and other intangible assets at least annually. The adoption of this standard is expected to have no effect on the Company's financial statements.

ITEM 7. FINANCIAL STATEMENTS

Financial information required in response to this Item of Form 10-KSB is set forth at pages F-1 through F-21 of this Report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

9(a) Directors and Executive Officers

The directors and executive officers of the Company as of the date of this Report are as follows:

Name	Position with the Company
Robert Portman, Ph.D.	President and Chief Executive Officer, and Chairman of the Board of Directors
Stephen P. Kuchen	Vice President - Finance, Chief Financial Officer, Treasurer, Assistant Secretary, and Director*
David I. Portman	Secretary and Director
T. Colin Campbell, Ph.D.	Director*
Irving I.A. Tabachnick, Ph.D.	Director*

*Member of Audit Committee

DR. ROBERT PORTMAN, age 57, has served as President and Chairman of the Board of Directors of the Company since its inception. Dr. Portman has a Ph.D. in Biochemistry and worked as a senior scientist at Schering Laboratories before co-founding M.E.D. Communications in 1974 with his brother, David Portman. In 1987, Dr.

Portman started a consumer agency and, in 1993, he merged both agencies to form C&M Advertising. C&M Advertising, with billings in excess of $100 million, handled national advertising for such diverse accounts as Berlex Laboratories, Ortho-McNeil Laboratories, Tetley Tea, Radisson Hotels and HIP of New Jersey. Effective June 1, 1995, Dr. Portman relinquished his responsibilities as Chairman of C&M Advertising (which since has been renamed "The Sawtooth Group") to assume his present positions with the Company on a full time basis, and, in September 1996, Dr. Portman sold his interest in that company.

STEPHEN P. KUCHEN, age 41, is the Vice President - Finance, Chief Financial Officer, Treasurer, Assistant Secretary as well as a Director, of the Company. Mr. Kuchen joined the Company in February of 2000 as Controller, and was appointed to his current positions in June 2000 to fill a vacancy. Prior to joining the Company, Mr. Kuchen was employed from 1996 to 1999 as the Controller of Able Laboratories, a South Plainfield, New Jersey public company that manufactures and sells generic pharmaceuticals. Prior to his employment by Able Laboratories, Mr. Kuchen was the Controller of Jerhel Plastics, a privately owned manufacturer of women's compact cases from 1993 to 1996. Mr. Kuchen is a graduate of Seton Hall University in South Orange, NJ, and is a Certified Management Accountant.

DAVID I. PORTMAN, age 61, has served as Secretary and a Director of the Company from its inception. Mr. Portman has a BS in Pharmacy and an MBA. He worked as a sales representative and marketing manager for Eli Lilly, Beecham-Massengill, Winthrop Laboratories and Sandoz Pharmaceuticals before co-founding M.E.D. Communications in 1974. In 1988, Mr. Portman sold his interest in M.E.D. Communications to Robert Portman, and became President of TRIAD Development, a real estate company that has numerous commercial and rental properties in New Jersey, a position that he still holds. Mr. Portman also has served as a director of First Montauk Securities Corp. since 1993.

DR. T. COLIN CAMPBELL, age 68, has served as a Director of the Company since its inception. Dr. Campbell also serves as Chairman of the Company's U.S. Scientific Advisory Board. Dr. Campbell has been Jacob Gould Schurman Professor of Nutritional Biochemistry of Cornell University since 1985. Over the past three decades, Dr. Campbell has been directing research correlating diet, lifestyle and disease. In 1979, Dr. Campbell, with the encouragement of the Chinese government, initiated the largest epidemiological study ever undertaken focusing on the relationship between nutrition and disease. The China-Cornell Research Project is expected to continue well into the 21st Century. Dr. Campbell is an honorary professor at the Chinese Academy of Preventive Medicine.

DR. IRVING I.A. TABACHNICK, age 77, was elected a director of the Company in December 1997. Dr. Tabachnick has served as a consultant to Schering Plough Corporation, a New York Stock Exchange listed company, since 1989. Prior to 1989, he was employed by Schering Plough Corporation in a number of positions, including Vice President -- Drug Safety and Metabolism, Senior Director -- Biological

Research and Development, and Director -- Biological Sciences and Director -- Physiology and Biochemistry.

In connection with its initial public offering of Common Stock, completed in December 1997, for which First Montauk Securities Corp. ("First Montauk") acted as underwriter, the Company agreed for a period of five years from December 19, 1997 to cause a person designated by First Montauk to be elected to the Company's Board of Directors. First Montauk has not advised the Company of any designee to serve on the Board of Directors and, further, has advised the Company that it does not intend to exercise its right to designate a nominee for election as a Director in the near future.

Under the Company's Stock Purchase Agreement with Glaxo Wellcome International, BV (an affiliate of GSK), Glaxo Wellcome has a right to designate a nominee to the Company's board of directors, and, thereafter, so long as Glaxo Wellcome and its affiliates own 10% or more of the Company's outstanding common stock, it has the right to require the Company to include its designee as a nominee in all elections of directors. The shares purchased under the Stock Purchase Agreement constitute less than 10% of the outstanding shares of the Company's common stock

9(b) Other Key Advisors and Consultants

None

9(c) Scientific Advisory Boards

The Company has established a Scientific Advisory Board to provide it with on-going advice and counsel regarding research direction, product development, analysis of data, and general counseling. As a need arises, the Company consults with individual members of this Board on a non-scheduled basis. A brief description of the backgrounds of the Advisory Boards' members are set forth below:

T. Colin Campbell, a Director of the Company, is Chairman of the Company's U.S. Advisory Board. Its other members are:

David Kritchevsky, Ph.D., Institute Professor, Wistar Institute, Professor of Biochemistry in Surgery. Dr. Kritchevsky is an expert in lipid biochemistry, atherosclerosis, and the relationship between nutrition and aging and nutrition and cancer. He has published on the effects of dietary fiber on colon cancer, circulating cholesterol and the effects of dietary fat and energy on experimental carcinogenesis. He was a member of the 1982 National Academy of Sciences Committee on Diet, Nutrition and Cancer, is a member of numerous professional societies, serves as editor of several professional annuals and was Western Hemisphere Editor of the journal, Atherosclerosis.

William Pryor, Ph.D., Thomas and David Boyd Professor, Departments of Chemistry and Biochemistry; Director, Biodynamics Institute, Louisiana State University. Dr. Pryor is an authority in free radical chemistry and biology. He has

Get a Head Start on Tomorrow's Workout



By Edmund R. Burke, Ph.D.

By controlling the release of the hormone cortisol during and after today's workout, you can accelerate your body's recovery and thereby get a "head start" on tomorrow's workout. Vigorous exercise is one form of stress that can cause the release of cortisol. Cortisol is a "stress" hormone whose main job is to mobilize energy. This is a problem for endurance athletes, because cortisol increases the rate of muscle protein breakdown that occurs during exercise and inhibits protein rebuilding following exercise. Reducing muscle stress and rebuilding muscle protein are essential parts of the post-exercise recovery process.

How can an athlete reduce cortisol levels during and after hard exercise? Research has shown that taking in carbohydrates during exercise and stimulating insulin can counteract the cortisol effect. Insulin helps transport amino acids (the building blocks of protein) to the muscles, whereas cortisol inhibits this action.

In clinical studies, sports drinks such as Accelerade and recovery drinks such as Endurox R^4, which contain carbohydrate and protein in a 4 to 1 ratio, have been proven to stimulate greater insulin release than traditional sports drinks that contain no protein. By drinking Accelerade during hard workouts and Endurox R^4 afterward, you can combat the effects of cortisol on muscle recovery and thereby recover faster and perform better.

Dr. Edmund Burke is professor of exercise physiology at the University of Colorado at Colorado Springs and author of Optimal Muscle Recovery *(www.optimalmusclerecovery.com).*

Shave 10 Minutes off Your Triathlon Time

By Troy Jacobson

There's no substitute for good, hard training, but the following tips for race-day execution can have a similar effect on your triathlon times.

Know the course. Before each race, study the swim, bike, and run portions of the racecourse, as well as the transition areas, and plan your race strategy around your observations.

Draft in the swim. Swimming in the wake of a swimmer who's a bit faster than you will get you a faster swim split with less energy expenditure.

Tune up your bike. You can easily take a couple of minutes off your bike split just by installing fresh tires, cleaning your bike, adjusting bolts, and lubing the drivetrain a few days before a race.

Rehearse your transitions. As each race approaches, take some time to practice fast and efficient swim-bike and bike-run transitions.

Drink Accelerade. All sports drinks are not made the same. Don't rely completely on the drink that's provided on the racecourse. Accelerade is the only sports drink that contains carbohydrate and protein in a 4 to 1 ratio, which spares valuable muscle glycogen and thereby increases endurance.

Troy Jacobson is head coach of the Triathlon Academy and producer of the popular "Spinvervals" indoor cycling workout videos.

Prevent Bonking

By Joe Friel

Besides training adequately, there are a few things you can do to prevent "bonking" toward the end of your road race. The most powerful of these measures is to keep your body well hydrated and your muscles supplied with energy by consuming a sports drink such as Accelerade. At Ultrafit, we use Accelerade because it contains not only the fluids, electrolytes, and carbohydrate, but also protein in the correct amount, which accelerates the delivery of glucose to the muscles.



A second way to avoid bonking is to pace yourself. It's easy to get overexcited during the early portion of a race and ride too fast as a result. The simplest way to avoid this common mistake is by wearing a heart rate monitor. During your training, determine the heart rate range that corresponds to your anticipated race pace, and then hold yourself within this range during the event itself.

Another helpful measure that you can take before your road race even starts is to perform a proper taper. Your taper period should last about two weeks. The first week, cut back on your mileage by roughly 40%, and in the final week, cut back by another 40%.

Joe Friel is the author of numerous best selling books on cycling, columnist for Inside Triathlon *and* Velo News *and founder of Ultrafit.* (www.trainingbible.com)

Swim Faster
without swimming more.

By Rick Curl

Even if you're an Olympic swimmer whose only job is to train, you won't be successful unless you make the most of every training minute. Quality always beats quantity. Here are a few keys to doing just that.



First, be consistent. It's better to swim three times a week, 52 weeks a year, than it is to swim five times a week most weeks and zero times every fourth or fifth week. Second, put technique first. The surest way to waste time in the pool is to swim endless laps with poor technique. Devote a portion of each workout to technique drills and get out of the pool when you have fatigued to the point where your technique is breaking down.

One of the simplest ways to achieve a higher level of fitness without simply increasing your training volume is to do the right kinds of workout in the right sequence–an art known as periodization. In the first phase of your training, focus on aerobic fitness, technique, and strength. In the next phase, shift your emphasis to high-intensity workouts that become increasingly race-specific. Finally, taper and race.

Lastly, pay attention to recovery. Even if you're not putting in Olympian yardage, you need to do all you can to bounce back quickly and completely from each workout. One way is to drink Endurox R4. My athletes find that drinking Endurox R4 after swimming reduces muscle soreness and gives them much more energy for their next workout.

Rick Curl is founder and Head Coach of the Curl Burke Swim Club. The world famous Curl Burke Club is home to 4 Olympic Gold Medallists and 12 USA Swimming National Team Championship Titles (www.cubu.org).

University study proves superiority of ACCELERADE

Dr. John Ivy and his colleagues at the University of Texas recently completed a study showing that a carbohydrate-protein sports drink provides more immediate energy and greater endurance than a conventional sports drink. Athletes on three different occasions were either given water, a 7.75% carbohydrate sports drink or a 7.75% carbohydrate and 1.9% protein sports drink during a ride of varying intensities. The carbohydrate-protein drink increased endurance 24% more than the carbohydrate only drink and 54% more than water. The addition of protein improves the muscle's fuel efficiency and spares muscle glycogen.

QUICK TIP for Runners

By Roy Benson

One of the most common mistakes that runners make when doing interval workouts is going too long or not long enough in their recovery intervals. You should always jog long enough between repetitions to lower your heart rate to 70 percent of maximum. If your recovery is too short, you won't be able to do as many intervals or won't be able to maintain your target pace through all of them. Resting longer is simply unnecessary.

Make sure to drink Accelerade during your jogging recoveries. Using Accelerade increases performance in interval-type workouts more than using conventional sports drinks that do not have a 4 to 1 ratio of carbohydrate to protein.

Roy Benson is Director of the Smoky and Green Mountain Nike Running Camps and a contributing editor to Running Times. (www.coachbenson.com)

Dave Scott's
Tips for Masters Athletes



At age 48, I still train hard and race to win, so I've learned a few things about fighting the physical effects of aging. Here are some strategies that work for me, and will work for you, too.

Be flexible. Loss of flexibility is a natural effect of aging that can be counteracted through a program of daily stretching.

Rest more. I can do workouts that are just as hard as the ones I did 20 years ago–I just can't do them as often. My advice to all competitive masters athletes is to keep doing those hard workouts, but allow more time to recover between them.

Practice nutritional recovery. Taking in the right amount of fluids, electrolytes, carbohydrate, and protein immediately after exercise will dramatically accelerate your recovery. Endurox R4 is formulated to help you do just that. I couldn't survive without it!

Train more efficiently. The more experience you have in training for a particular sport, the better able you become to determine which exercises, drills, workouts and training patterns work well for you and which ones are less effective, or downright counterproductive. Use this knowledge to train more efficiently.

Get stronger. One of the more crippling effects of aging for athletes is the gradual loss of muscle mass and strength. However, a sensible strength-training program can dramatically slow this process.

Dave Scott is a six-time winner of the Hawaii Ironman Triathlon World Championship.



musclesworkharderlongerfasterbetterandcomebackstronger

WITH ACCELERADE® AND ENDUROX® R4®.

duringexercise: *ACCELERADE Sports Drink*

ACCELERADE® is the first sports drink that increases the energy efficiency of every gram of carbohydrate you consume. Like conventional sports drinks, *ACCELERADE* supplies the necessary electrolytes for rehydration. But, unlike conventional sports drinks, *ACCELERADE* has the 4 to 1 ratio of carbohydrate to protein to speed the movement of carbohydrate into the muscle and the ideal combination of simple and complex carbohydrates for rapid and sustained energy. Studies show that, compared to a conventional sports drink, *ACCELERADE* conserves muscle glycogen and extends endurance during exercise by 24%[1].


ACCELERADE

followingexercise: *Endurox R4 Recovery Drink*

Endurox R4 Performance/Recovery Drink contains the patented[†] 4 to 1 ratio of carbohydrate to protein to speed muscle recovery, glutamine to restore essential levels and antioxidants to reduce free radical formation. Clinical studies[2,3,4] show *Endurox R4* decreases post-exercise muscle damage and increases replenishment of muscle glycogen. The result–a significant improvement in endurance performance in a subsequent workout.


Endurox
R4

OFFICIAL DRINKS

United States Track Coaches Association | College Swimming Coaches Association of America | American Hockey Coaches Association

For more information visit accelerade.com

SAVE $2 ON YOUR NEXT PURCHASE
ACCELERADE® or Endurox® R4® Rebate

To receive a $2.00 rebate, fill out the information and send the following:

1. Your cash register receipt with the purchase price of the ***ACCELERADE*** or ***Endurox R4*** canister circled.
2. The UPC symbol from the ***ACCELERADE*** or ***Endurox R4*** canister.
3. Mail to: PacificHealth Laboratories, Inc., 1480 Rt. 9 North, Woodbridge, NJ 07095

Name ______________________________

Address ______________________________

City/State/Zip ______________________________

Please allow 6–8 weeks for delivery of rebate check. Void where prohibited, taxed, or otherwise restricted by law. Limit one per household. This official certificate must accompany your request and may not be mechanically reproduced in any way. This rebate cannot be combined with any other offer or rebate. Rebate forms must be received by December 31, 2002. Not responsible for lost, late, misdirected, mutilated, or otherwise undeliverable mail. Endurox® R4® and Accelerade® are trademarks of PacificHealth Laboratories, Inc.Manufactured for PacificHealth Laboratories, Inc. Woodbridge, NJ 07095.

1. Res, P., Z. Ding, M. Witzman, R. Sprague, J. Ivy. The effect of carbohydrate-protein supplementation on endurance during exercise of varying intensity. (submitted for publication) 2. Williams, M., J. Ivy and P. Raven. Effects of recovery drinks after prolonged glycogen-depletion exercise. *Medicine & Science in Sports and Exercise.* 31(5)S124, 1999. 3. Ready, S.L., J. Seifert, E. Burke. Effect of two sport drinks on muscle tissue stress and performance. *Medicine & Science in Sports and Exercise.* 31(5)S119, 1999. 4. Fogt, D.L., J. Ivy. Effects of post-exercise carbohydrate-protein supplement on skeletal muscle glycogen storage. *Medicine & Science in Sports and Exercise.* 32(5)S60, 2000. †U.S. Patent 6,051,236

MULTI-I-V1

published on the role that various reactive oxygen species play in the production of degenerative tissue damage, such as cancer and atherosclerotic diseases. His publications number over 500. Dr. Pryor wrote the first textbook on free radicals (McGraw-Hill 1966) and was the founder and first editor of the journal, Free Radical Biology & Medicine.

David J. Jenkins, Ph.D., Dsc, Professor of Medicine & Nutritional Sciences, University of Toronto; Director, Clinical Nutrition & Risk Factor Modification Center, St. Michael's Hospital. Dr. Jenkins has extensively researched the effects of soluble and insoluble dietary fiber upon various biochemical factors associated with, or predictive of, cardiovascular disease, diabetes and colorectal and prostate cancers. Dr. Jenkins is a member of several professional nutrition societies, in Canada, Great Britain and the United States. He has served on a number of international committees involved in the treatment and prevention of diabetes.

Steven R. Peikin, MD, Professor of Medicine, Head, Division of Gastroenterology and Liver Diseases at Robert Wood Johnson Medical School at Camden Cooper Hospital/University Medical Center. Dr. Peikin has published extensively on the impact of cholecystokinin (CCK) on appetite. He is also a recognized authority on the use of weight loss products. He is the author of two books.

John L. Ivy, Ph.D., Professor and Head of the Department of Kinesiology and Health Education at the University of Texas at Austin. He is also Adjunct, Professor, Cardiovascular Research Institute, University of North Texas Health Science Center, Ft. Worth, Texas. Dr. Ivy is one of the world's foremost exercise physiologists. He has published over 300 papers and chapters on the topic. He is a member of The American College of Sports Medicine. Dr. Ivy did much of the fundamental research, which have furthered our understanding on the role nutrition plays in improving muscle performance during and after exercise.

Edmund R Burke, Ph.D., Professor of Exercise Physiology, at the University of Colorado at Colorado Springs, CO. Dr. Burke is a member of the American College of Sports Medicine and is a leading authority in the area of sports nutrition. Dr. Burke is the author of over 18 books and has been an advisory to two US Olympic Cycling Teams.

Don Kirkendall, Ph. D., Assistant Professor in the Department of Orthopaedics at the University of North Carolina. Dr Kirkendall also holds secondary appointments in the Department of Exercise and Sports Sciences and the Division of Physical Therapy. Prior to this, Dr. Kirkendall served on the faculty of Illinois State University and the University of Wisconsin-Lacrosse and a staff appointment at the Cleveland Clinic Foundation. Dr. Kirkendall earned his BS Ed from Ohio University, MA at Ball State University and PhD at Ohio State University.

9(d) Family Relationships

Robert Portman and David Portman are brothers. There are no other family relationships among our directors, executive officers or persons nominated or chosen to become directors or executive officers.

9(e) Involvement in Certain Legal Proceedings

No events have occurred during the past five years that are required to be disclosed pursuant to Item 401(d) of Regulation S-B.

ITEM 10. EXECUTIVE COMPENSATION

Robert Portman is the only executive officer of the Company with a fixed-term employment agreement. Under his 1998 Employment Agreement, Dr. Portman was employed for a three-year term commencing January 1, 1998, at an annual salary of $150,000 for the first two years (i.e., through December 31, 1999) and at an annual salary of $200,000 for the final year ending December 31, 2000. Dr. Portman's $200,000 salary for 2000 was not set in the Employment Agreement but was determined by a Compensation Committee of the Company's Board of Directors as specified in the Employment Agreement. Under a new 2001 Employment Agreement, Dr. Portman is employed for a two-year term commencing January 1, 2001, at an annual salary of $200,000. The new Employment Agreement also provides that Dr. Portman may request the Compensation Committee of the Board renegotiate his salary if the Company's financial situation improves. The Board subsequently voted to increase his 2001 salary to $275,000 and issue a bonus in the amount of $111,120.

Dr. Portman's 2001 Employment Agreement provides for a re-pricing of the grant of options issued under his 1998 Employment Agreement to purchase up to 475,000 shares of Common Stock, from $6.00 to $0.313 per share, the market price of the stock at December 31, 2000. These options are fully vested and were exercised in full during the second quarter of 2001 and were determined to have a value of $217,075. Dr. Portman's 2001 Employment Agreement also provides for a grant of options under the Company's 2000 Incentive Stock Option Plan to purchase up to an additional 460,000 shares of Common Stock priced at $0.313 per share, the market price of stock at December 31, 2000. These options vest as to one-half of the shares issuable upon full exercise of the option as of the first and second anniversaries of the effective date of the employment agreement, provided that Dr. Portman is employed by the Company at such dates. To the extent not previously vested, the option also will vest if Dr. Portman's employment is terminated by the Company without cause or by Dr. Portman with cause. In addition, if Dr. Portman's employment is terminated by the Company without cause, or by Dr. Portman with cause, Dr. Portman will be entitled to receive a lump sum payment of an amount equal to the lesser of full salary for one year or for the remaining term of the agreement.

The table below sets forth information concerning compensation paid to Dr. Portman, Jonathan D. Rahn, Former Executive Vice President of the Company, and Stephen Kuchen, Vice President in 2001, 2000, and 1999. No executive officers of the Company other than Dr. Portman and Mr. Rahn received compensation of $100,000 or more in fiscal 2001, 2000, and 1999.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Restricted Stock Award(s) ($) (f)	Securities Under-lying Options/ SARs (#) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Robert Portman, President	2001	275,000	111,120	217,075 (1)	-0-	1,160,000 (2)	-0-	-0-
	2000	200,000	-0-	(3)	-0-	275,000	-0-	-0-
	1999	150,000	-0-	(3)	-0-	300,000	-0-	-0-
Stephen Kuchen, Vice President	2001	92,500	3,000	(3)	-0-	25,000	-0-	-0-
	2000	72,452 (4)	-0-	(3)	-0-	35,000	-0-	-0-
Jonathan Rahn, Executive Vice President	2000	35,417 (5)	-0-	27,500 (6)	-0-	-0-	-0-	-0-
	1999	103,333	-0-	(3)	-0-	50,000	-0-	-0-

(1) Value of re-priced options on date of exercise by Dr. Portman.
(2) 475,000 of these options were re-priced options issued to Dr. Portman prior to 1999, as discussed above and 225,000 of these options were replacements for options that expired in 2001.
(3) Less than 10% of annual salary and bonus.
(4) Mr. Kuchen joined the Company in February 2000.
(5) Jonathan Rahn resigned from the Company effective May 31, 2000.
(6) Jonathan Rahn was engaged as a consultant to the Company from June 1, 2000 through October 31, 2000.

The following table sets forth certain information regarding options granted in fiscal 2001:

Option/SAR Grants in Fiscal Year 2001
(Individual Grants)

Name (a)	Number of Securities Underlying Options/SARs Granted (#) (b)	Percent Of Total Options/SARs Granted to Employees In Fiscal Year (c)	Exercise Or Base Price ($/Share) (d)	Expiration Date (e)
Robert Portman	475,000	32.8%	$0.313	12/18/02
Robert Portman	460,000	31.8%	$0.313	12/31/06
Robert Portman	225,000	15.6%	$1.00	03/31/06
Stephen P. Kuchen	10,000	0.7%	$0.313	01/03/06
Stephen P. Kuchen	15,000	1.0%	$1.00	04/01/06

475,000 of Dr. Portman's options were a re-pricing of options issued prior to 1999, as discussed above, and were fully exercised during the second quarter of 2001; 460,000 options vest over a period of two years as discussed above, pursuant to Dr. Portman's 2001 Employment Agreement; and 225,000 of these options vested immediately as these options were replacements for options that expired in 2001. Mr. Kuchen's options vest over a period of one year.

The following table sets forth information with respect to the number of unexercised options and the value of unexercised "in-the-money" options held by Robert Portman and Stephen Kuchen at December 31, 2001.

Aggregated Option/SAR Exercises in Fiscal Year 2001 and
Option/SAR Values at 12/31/01

Name (a)	Shares Acquired On Exercise (#) (b)	Value Realized ($) (c)	Number of Securities Underlying Unexercised Options/SARs At 12/31/01 Exercisable/ Unexercisable (#) (d)		$ Value of Unexercised In-the-Money Options/SARs At 12/31/01 Exercisable/ Unexercisable ($) (e)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert Portman	475,000	217,075	800,000	460,000	1,478,500	1,590,220
Stephen Kuchen	-0-	-0-	35,000	25,000	40,075	76,120

For the purpose of computing the value of "in-the-money" options at December 31, 2001, in the above table, the fair market value of the Common Stock at such date is deemed to be $3.77 per share, the closing sale price of the Common Stock on such date as reported by Nasdaq.

Directors' Compensation in Fiscal Year 2001

For the year ended December 31, 2001, the Company did not compensate any of its two independent Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Each of David Portman and Irving Tabachnick had one transaction in the Company's shares in 2001 that should have been reported on Form 4 and was not, but was subsequently reported on Form 5. Mr. Portman's transaction involved the sale of 4,500 shares and Mr. Tabachnick's transaction involved the exercise of an option for 10,000 shares. Colin Campbell engaged in two transactions in the Company's shares, sales of 1,500 shares and 5,500 shares, which should have been reported on Form 4 and were not, but were subsequently reported on Form 5.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of February 28, 2002, the Company had 6,039,203 shares of Common Stock outstanding. The following table sets forth information concerning the present ownership of the Company's Common Stock by the Company's directors, executive officers and each person known to the Company to be the beneficial owner of more than five percent of either of such classes of the capital stock, the beneficial ownership of these securities by such persons following the offering, and the total voting power represented by the securities owned by such persons.

Name and Address (1)	Common Stock (2) Amount Beneficially Owned	Common Stock (2) Percentage of Class
Robert Portman (3) President, Chief Executive Officer and a Director	2,249,767	31.8%
Stephen P. Kuchen (4) Vice President, Chief Financial Officer and a Director	45,000	*
David I. Portman (5) Secretary and a Director	303,500	4.9%
T. Colin Campbell (6) Director	180,954	3.0%

Name and Address (1)	Common Stock (2) Amount Beneficially Owned	Common Stock (2) Percentage of Class
Irving Tabachnick (7) Director	25,000	*
Executive Officers and Directors as a group (5 persons)	2,804,221	38.6%
GlaxoSmithKline PLC Glaxo Wellcome House Berkeley Avenue Greenford, Middlesex England UB6 0NN	541,711	9.0%
Jemison Investment Co. 2001 Park Place, Suite 320 Birmingham, AL 35203	320,922	5.3%

* Less than one percent

(1) Except as otherwise indicated, the address of each person named in the above table is c/o PacificHealth Laboratories, Inc., 1480 Route 9 North, Suite 204, Woodbridge, NJ 07095.

(2) Common Stock which is issuable upon the exercise of a stock option which is presently exercisable or which becomes exercisable within sixty days is considered outstanding for the purpose of computing the percentage ownership (x) of persons holding such options, and (y) of officers and directors as a group with respect to all options held by officers and directors.

(3) Includes (a) a presently-exercisable option issued pursuant to the Company's 1995 Incentive Stock Option Plan (a "1995 Plan Option") to acquire 200,000 shares at a price of $2.25 per share, (b) a presently-exercisable 1995 Plan Option to acquire 100,000 shares at a price of $1.75 per share, (c) a presently-exercisable 1995 Plan Option to acquire 275,000 shares at a price of $2.50 per share, (d) a presently-exercisable 1995 Plan Option to acquire 225,000 shares at a price of $1.00 per share, and (e) a 2001 Employment Contract Option issued pursuant to the Company's 2000 Incentive Stock Option Plan (a "2000 Plan Option") to acquire an additional 460,000 shares at a price of $0.313 per share. Does not include 200,000 shares of Common Stock owned by Jennifer Portman, Dr. Portman's wife, individually and as Trustee for his and her minor children, as to which Dr. Portman disclaims beneficial ownership.

(4) Includes (a) a 1995 Plan Option to acquire 10,000 shares at a price of $3.25 per share, (b) a 1995 Plan Option to acquire 25,000 shares at a price of $2.375 per share, and (c) a 2000 Plan Option to acquire 10,000 shares at a price of $0.313 per share

(5) Includes (a) a 1995 Plan Option to acquire 5,000 shares at a price of $2.25 per share, (b) a 1995 Plan Option to acquire 10,000 shares at a price of $0.313 per share and (c) 100,000 warrants exercisable at $0.875 per share issued pursuant to a second quarter 2001 debt financing.

(6) Includes (a) a 1995 Plan Option to acquire 5,000 shares at a price of $2.25 per share, (b) a 1995 Plan Option to acquire 10,000 shares at a price of $0.313 per share and (c) a 1995 Plan Option to acquire 5,000 shares at a price of $2.00 per share. Does not include 38,900 shares of Common Stock owned by Dr. Campbell's wife or 162,521 shares of Common Stock owned by Dr. Campbell's adult children, as to which he disclaims beneficial ownership.

(7) Includes (a) a 1995 Plan Option to acquire 5,000 shares at a price of $2.25 per share and (b) a 1995 Plan Option to acquire 10,000 shares at a price of $0.313 per share.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two fiscal years, the Company has not entered into any material transactions or series of transactions which, in the aggregate, would be considered material in which any officer, director or beneficial owner of 5% or more of any class of capital stock of the Company had a direct or indirect material interest, nor are any such transactions presently proposed, except as follows:

(a) In April 2001, the Company issued an aggregate of $100,000 in principal amount of its 10% Promissory Notes due 2002, together with warrants exercisable for 100,000 shares of the Company's common stock at $0.875 per share, to David Portman. The warrants expire three years from issuance. This issuance was part of a private placement of an aggregate of $300,000 in principal amount of such notes and warrants for 300,000 shares of the Company's common stock. The principal of this Note was repaid in June 2001 with the proceeds from the Company's transaction with GSK.

(b) The Company's license agreement with GSK is described above in Part I, Item 1(c). At the time the Company entered into the license agreement, GSK was not the beneficial owner of 5% or more of any class of the Company's capital stock, but became the holder of approximately 9% at the time the license agreement was executed.

ITEM 13. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) A list of the financial statements and financial statement schedule filed as a part of this report is set forth on page F-1 hereof. A list of the exhibits filed as a part of this report is set forth in the Exhibit Index starting after page F-17 hereof.

(b) Reports on Form 8-K

During the last quarter of the period covered by this report, the Company did not file any Current Reports on Form 8-K.

SUPPLEMENTAL INFORMATION

The Issuer has not sent an annual report or proxy statement to security holders in respect of the fiscal year ending December 31, 2001. Such report and proxy statement will be furnished to security holders in connection with the Company's Annual Meeting, scheduled to be held in the second quarter of 2002. Copies of such material will be furnished to the Commission when it is sent to security holders.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this amendment to the report to be signed on its behalf by the undersigned, thereunto duly authorized.

PacificHealth Laboratories, Inc.

By: s/Robert Portman
Robert Portman, President, Chief Executive Officer
Date: May 13, 2002

In accordance with the Securities Exchange Act of 1934 and the requirements of Form 10-KSB, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dated indicated.

s/Robert Portman Robert Portman	Director and Chief Executive Officer	May 13, 2002
s/Stephen P. Kuchen Stephen P. Kuchen	Director and Principal Financial and Accounting Officer	May 13, 2002
s/T. Colin Campbell T. Colin Campbell	Director	May 13, 2002
s/Michael Cahr Michael Cahr	Director	May 13, 2002

PACIFICHEALTH LABORATORIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001 AND 2000

PACIFICHEALTH LABORATORIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2001 AND 2000

LarsonAllen[SM]
Weishair & Co., LLP
ACHIEVE THE DESIRED EFFECT

Business Consultants ⊙ Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of PacificHealth Laboratories, Inc.

We have audited the accompanying balance sheets of PacificHealth Laboratories, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PacificHealth Laboratories, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Larson, Allen, Weishair & Co., LLP
LARSON, ALLEN, WEISHAIR & CO., LLP

Blue Bell, Pennsylvania
January 29, 2002

PACIFICHEALTH LABORATORIES, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,848,847	$ 170,491
Accounts receivable, net	192,628	441,396
Inventories	2,634,272	1,652,693
Prepaid expenses	165,079	162,466
Total current assets	4,840,826	2,427,046
PROPERTY AND EQUIPMENT, NET	62,709	74,043
OTHER ASSETS		
Deposits	108,322	53,991
	$ 5,011,857	$ 2,555,080
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 45,048	$ 47,741
Accounts payable and accrued expenses	291,506	735,377
Total current liabilities	336,554	783,118
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common stock, $.0025 par value, authorized 50,000,000 shares; issued and outstanding 6,039,203 shares at December 31, 2001 and 4,646,367 shares at December 31, 2000	15,098	11,616
Additional paid-in capital	13,674,479	11,060,246
Accumulated deficit	(9,014,274)	(9,299,900)
Total stockholders' equity	4,675,303	1,771,962
	$ 5,011,857	$ 2,555,080

See accompanying notes to financial statements

PACIFICHEALTH LABORATORIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Products	$ 4,895,527	$ 3,841,387
Licensing revenues	1,250,000	-
	6,145,527	3,841,387
COST OF GOODS SOLD	2,590,847	1,767,069
GROSS PROFIT	3,554,680	2,074,318
OPERATING EXPENSES:		
Selling, general and administrative	3,065,336	3,137,660
Research and development	106,085	222,728
Depreciation	43,578	41,123
Provision for replacement of product	-	(115,573)
	3,214,999	3,285,938
NET OPERATING INCOME(LOSS)	339,681	(1,211,620)
OTHER INCOME(EXPENSE)		
Interest income	39,422	47,977
Interest expense	(93,477)	-
	(54,055)	47,977
INCOME(LOSS) BEFORE INCOME TAXES	285,626	(1,163,643)
PROVISION (BENEFIT) FOR INCOME TAXES	-	(206,078)
NET INCOME(LOSS)	$ 285,626	$ (957,565)
BASIC NET INCOME (LOSS) PER SHARE OF COMMON STOCK	$ 0.05	$ (0.21)
DILUTED NET INCOME (LOSS) PER SHARE OF COMMON STOCK	$ 0.04	$ (0.21)
WEIGHTED AVERAGE SHARES OUTSTANDING		
Basic	5,467,742	4,592,517
Diluted	6,477,640	4,831,116

See accompanying notes to financial statements

PACIFICHEALTH LABORATORIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Paid-in Stockholders' Capital	Accumulated Deficit	Total Equity
Balance, January 1, 2000	$ 11,386	$ 10,803,085	$(8,342,335)	$2,472,136
Common stock issued	230	159,770		160,000
Non-employee stock options		55,180		55,180
Issuance of stock warrants		42,211		42,211
Net loss for the year ended December 31, 2000			(957,565)	(957,565)
Balance, December 31, 2000	11,616	11,060,246	(9,299,900)	1,771,962
Common stock issued	3,482	2,191,591		2,195,073
Re-pricing of employee stock options		217,075		217,075
Non-employee stock options		105,525		105,525
Issuance of stock warrants		100,042		100,042
Net income for the year ended December 31, 2001			285,626	285,626
Balance, December 31, 2001	$ 15,098	$ 13,674,479	$(9,014,274)	$4,675,303

See accompanying notes to financial statements

PACIFICHEALTH LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 285,626	$ (957,565)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Noncash items included in net income (loss):		
Depreciation	43,578	40,195
Fair value of nonemployee stock options and warrants	422,642	97,391
Changes in assets and liabilities:		
Decrease in accounts receivable	248,769	97,442
Increase in prepaid expenses	(2,612)	(73,161)
Increase in inventory	(981,579)	(1,267,266)
Increase in deposits	(54,331)	(50,000)
Increase (decrease) in accounts payable and accrued expenses	(443,871)	524,316
Decrease in reserve for product replacement	-	(161,062)
Net cash used in operating activities	(481,778)	(1,749,710)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(32,246)	(29,900)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	1,500,000	-
Common stock options exercised	695,073	160,000
Proceeds of note payable	70,577	47,741
Repayment of note payable	(73,270)	-
Net cash provided by financing activities	2,192,380	207,741
Net increase (decrease) in cash and cash equivalents	1,678,356	(1,571,869)
CASH AND CASH EQUIVALENTS, BEGINNING	170,491	1,742,360
CASH AND CASH EQUIVALENTS, ENDING	$ 1,848,847	$ 170,491

	2001	2000
Supplemental disclosure of cash flow information of cash paid:		
Interest	$ 7,377	$ -

See accompanying notes to financial statements

NOTE 1 BUSINESS

PacificHealth Laboratories, Inc. (the Company) was incorporated in April 1995 to develop and market dietary supplements that improve and promote health and well being and can be offered for sale without prior approval by The Food and Drug Administration in compliance with current regulatory guidelines. The Company's first product, ENDUROX® was introduced in March 1996, and commercial sales began in May 1996. In March 1997, the Company extended the ENDUROX line of products with ENDUROX EXCEL®. In February 1999, the Company introduced ENDUROX®R^{4}™ Performance/Recovery Drink, which demonstrated a number of exercise related benefits in clinical studies, including enhanced performance and extended endurance, decreased post-exercise muscle stress, and reduced free radical build-up. During 2000 the Company introduced a new product, SATIETROL®, an appetite control product which is based on the use of nutritional ingredients to stimulate cholecystokinin (CCK), a protein released after eating which has shown to be an important satiety signal in humans. This product competes in the market for weight loss and weight control products. In June 2001 the Company introduced ACCELERADE® Sports Drink which uses the same patented technology as ENDUROX R4 to improve endurance during exercise.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all cash accounts and money market funds, which are not subject to withdrawal restrictions or penalties, and certificates of deposit and commercial paper with original maturities of 90 days or less to be cash or cash equivalents.

Accounts receivable

The Company provides an allowance for doubtful accounts, as needed, for accounts deemed uncollectible.

Inventory

Inventory is recorded at the lower of cost or market using the first-in, first-out (FIFO) method.

Equipment and depreciation

Property and equipment are carried at cost. Depreciation is calculated using the straight-line method over their estimated useful lives ranging from 2 to 5 years. Depreciation expense for the years ended December 31, 2001 and 2000 was $43,578 and $40,195, respectively.

Use of estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Earnings (loss) per share

In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share basic earnings per share excludes the dilutive effects of stock options and warrants. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with requirements of SFAS No. 128. For the year ended December 31, 2000, the computation of diluted loss per share was antidilutive; therefore, the amounts reported for basic and dilutive loss per share were the same.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue from product sales is recognized upon shipment to customers, title passing and all obligations of the Company have been satisfied. Standard sales contracts do not provide for product returns, rebates, discounts or other adjustments. Occasional customer contracts, while unusual, provide for contractual discounts, rebates, return allowances and other adjustments. A provision for these adjustments is made in the same period the related sales are recorded. These provisions have historically been insignificant. Except for the occasional contractual adjustments, and product recalls or discontinuances discussed in the next sentence, the Company generally does not accept product returns or make other adjustments. When the Company recalls or discontinues a product, subsequent to the initial sale, an allowance is provided when the recall or discontinuance becomes known.

Consigned sales are not recorded until the product is re-sold and payment received. There were no outstanding consigned sales at December 31, 2001 or 2000.

Revenue from the licensing agreement is recognized upon delivery of products or the completion of certain milestone events which reflects the culmination of an earnings process.

Research and development

Research and development costs consist of expenditures incurred by the Company during the course of planned search and investigation aimed at the discovery of new knowledge which will be used to develop and market natural products which improve health and well being. The Company expenses all such research and development costs as they are incurred.

Advertising costs

Advertising costs are charged to operations in the year incurred and totaled $557,186 and $1,125,849 in 2001 and 2000, respectively.

Shipping and handling costs

The Company includes shipping and handling costs in cost of goods sold.

Stock-based compensation

The Company has elected to follow the measurement guidance provided by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is not less than the fair value for accounting purposes of the underlying stock on the date of grant, no compensation expense is recognized. When employee stock options are modified, the options are considered variable whereas the difference between the exercise price and the fair value of the common stock is expensed through the date the option is exercised or terminated.

Options and warrants issued to non-employees are accounted for in accordance with Statement on Financial Accounting Standard (SFAS) No. 123. These options are valued using the Black-Scholes method and expensed in the period service is performed or product received. Options granted under long-term service contracts are measured at the earlier of service completion or grant date provided a disincentive for non-performance exists.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of balance sheet items for financial and income tax reporting. The Company provides a deferred tax valuation allowance when the realization of the asset is unlikely.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Income

The Company has adopted SFAS No. 130, *Reporting Comprehensive Income*, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company does not have any comprehensive income items at December 31, 2001 and 2000.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Accounting for Business Combinations and SFAS No. 142, Accounting for Goodwill and Other Intangible Assets.

The provisions of SFAS No. 141 applies to business combination transactions that occur after June 30, 2001. SFAS No. 141 will not effect the financial statements of the Company.

The provisions of SFAS No. 142 shall be applied to fiscal years beginning after December 31, 2001. The provisions of SFAS No. 142 eliminated goodwill amortization and provides for standards on testing the impairment of goodwill and other intangible assets at least annually. The adoption of this standard is expected to have no effect on the Company's financial statements.

Reclassification

Certain items in the 2000 financial statements have been reclassified to conform with the presentation in the 2001 financial statements. There was no effect on net income or shareholders' equity.

NOTE 3 ACCOUNTS RECEIVABLE

	2001	2000
Accounts receivable	$252,253	$443,671
Less: allowance for doubtful accounts	59,625	2,275
	$192,628	$441,396

NOTE 4 INVENTORIES

Inventories at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Raw materials	$ 283,140	$ 194,647
Work-in-process	-	311,475
Finished goods	2,354,437	1,266,566
Reserve for obsolescence	(3,305)	(119,995)
	$2,634,272	$1,652,693

NOTE 4 INVENTORIES

In 1997, the Company reformulated the original ENDUROX product into a caplet, rather than a capsule, because the capsule form was very hygroscopic and became altered in size and color in conditions of high heat and humidity. At June 30, 1997, the Company estimated a reserve for charges resulting from exchanging its retailers' inventory of capsules for caplets or issuing a credit refund for returned capsules. At the end of each quarter, management compares the reserve's balance to a current estimate of capsule exchange/credit refund exposure. During 2000, the Company estimated that its remaining capsule exchange for caplets and/or credit refunds would not exceed $-0-. As a result, the Company reduced its reserve in 2000 by $115,573 and reduced the net loss by taking that amount back into income. At December 31, 2001 and 2000, the balance in the reserve for product replacement was $-0-.

NOTE 5 PROPERTY AND EQUIPMENT

	2001	2000
Furniture and equipment	$221,323	$200,553
Molds and dies	81,850	70,375
	303,173	270,928
Less: accumulated depreciation	240,464	196,885
	$ 62,709	$ 74,043

NOTE 6 LONG-TERM DEBT:

	2001	2000
Installment note payable to insurance finance company due in monthly installments of $4,784, including interest at 7.5% through September 2002	$45,048	$ 47,741
Less: current portion	45,048	47,741
Long-term debt	$ 0	$ 0

NOTE 7 STOCK

Capital stock

The total number of shares of all classes of stock which the Company has authority to issue is 51,000,000 shares, consisting of (a) fifty million (50,000,000) shares of Common Stock, par value $.0025 per share, and (b) one million (1,000,000) shares of Preferred stock, par value $.01 per share. The preferred stock may be issued in one or more series, and may have such voting powers, full or limited, or no voting powers, and such designations and preferences as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors of the Company, from time to time.

NOTE 8 COMMITMENTS

Licensing agreement

On June 1, 2001, the Company entered into an exclusive license agreement with GSK, one of the world's largest pharmaceutical companies, for SATIETROL, the Company's appetite control product. The agreement provides GSK with worldwide rights to the trademarks, technology, patents, and know how for SATIETROL for the duration of the patents, which is currently 16 years. Under the agreement, the Company received an initial payment of $1,000,000 for the delivery of the product formula and certain quantities of the product, will receive additional achievement payments over the next two years provided GSK meets certain development goals, and will receive ongoing product royalties upon launch of the product by GSK.

NOTE 8 **COMMITMENTS**

The Company can continue to sell the SATIETROL line of products until GSK launches their SATIETROL product. At that time, the Company can continue to market the powdered meal replacement product, currently sold under the name SATIETROL *COMPLETE®*, without using the SATIETROL name, in the current health food store channels of distribution. GSK will be responsible for future manufacturing, marketing, and sales upon launch of GSK. GSK also purchased approximately 9% of the Company's common stock for $1,500,000 under a related stock purchase agreement. GSK can terminate the license agreement at any time for any reason but GSK is not entitled to a refund of any payments previously made.

Employment agreement

The Company entered into a two-year employment contract on January 1, 2001, with the Chairman and CEO that provides for minimum annual compensation of $275,000. The Company is the beneficiary of a keyman life insurance policy (on the Chairman's life) for $2,000,000.

Rent

On February 3, 1998, the Company signed a new lease agreement with the new owners of its office building. The new lease provides for the rental of 3,684 square feet.

Minimum annual rentals, including utilities, for each year subsequent to December 31, 2001 are as follows:

Year Ending December 31,	
2002	$60,780
2003	30,390
	$91,170

Letter of credit

At December 31, 2001, the Company has an outstanding letter of credit in the amount of $10,000 maturing April 4, 2002.

NOTE 9 **STOCK OPTIONS**

In 1995, the Company established an incentive stock option plan (the Plan) in which options to purchase the common stock of the Company may be awarded to employees. In 2000, the Company established another stock option plan to increase the number of options under the plans. At December 31, 2001, the Company has reserved 2,266,875 shares of common stock for issuance under the plans.

Stock options may be granted as either incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or as options not qualified under Section 422 of the Code. All options are issued with an exercise price at or above 100 percent of the fair market value of the common stock on the date of grant. Incentive stock option plan awards of restricted stock are intended to qualify as deductible performance-based compensation under Section 162(m) of the Code. Incentive Stock Option awards of unrestricted stock are not designed to be deductible to the Company under Section 162(m).

Stock option transactions for employees during 2001 and 2000 were as follows:

	Option Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Share Outstanding
Balance, December 31, 1999	1,772,000	1,126,667	$1.625 - $6.00	$3.58
Granted/vested during the year	312,500	831,167	$2.25 - $3.25	$2.51
Exercised during the year	(90,000)	(90,000)	$1.625-$4.00	$3.60
Expired during the year	(300,000)	(300,000)	$2.00	$2.00
Cancelled during the year	(136,000)	(49,334)	$1.625-$3.75	$1.97

NOTE 9 STOCK OPTIONS

Balance, December 31, 2000	1,558,500	1,518,500	$1.75 - $6.00	$3.81
Granted/vested during the year	971,500	455,000	$0.313-$3.30	$0.79
Exercised during the year	(625,000)	(625,000)	$0.313-$2.25	$0.74
Expired during the year	(227,500)	(227,500)	$2.25 - $3.75	$3.73
Cancelled during the year	(190,000)	(190,000)	$3.75	$3.75
Balance, December 31, 2001	1,487,500	931,000	$0.313-$4.75	$1.49

Information with respect to employee stock options outstanding and employee stock options exercisable at December 31, 2001 is as follows:

	Employee Options Outstanding		
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.00-$2.00	914,000	4.17 years	$0.83
$2.01-$4.00	561,000	3.06 years	$2.49
$4.01-$6.30	12,500	4.75 years	$4.42

Employee Options Exercisable		
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Exercise Price
$0.00-$2.00	420,000	$1.40
$2.01-$4.00	511,000	$2.41

In addition to options granted to employees under the plans, the Company issued stock options pursuant to contractual agreements to non-employees. Options granted under these agreements are expensed when the related service or product is provided.

Stock option transactions for non-employees during 2001 and 2000 were as follows:

	Option Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Share Outstanding
Balance, December 31, 1999	205,700	166,200	$1.25 - $6.00	$3.37
Granted/vested during the year	100,500	50,000	$2.00 - $3.50	$2.25
Exercised during the year	(2,000)	(2,000)	$2.1875	$2.19
Expired during the year	0	0	N/A	N/A
Cancelled during the year	0	0	N/A	N/A
Balance, December 31, 2000	304,200	214,200	$1.25 - $6.00	$3.02
Granted/vested during the year	171,000	114,000	$0.313-$6.30	$1.59
Exercised during the year	(16,125)	(16,125)	$0.781-$2.25	$2.01
Expired during the year	(61,000)	(61,000)	$3.75 - $4.75	$4.00
Cancelled during the year	(5,000)	(5,000)	$3.75	$3.75
Balance, December 31, 2001	393,075	246,075	$0.313-$6.30	$2.11

NOTE 9 STOCK OPTIONS

Information with respect to non-employee stock options outstanding and non-employee stock options exercisable at December 31, 2001 is as follows:

	Non-Employee Options Outstanding		
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.00-$2.00	202,500	3.70 years	$1.03
$2.01-$4.00	133,375	2.97 years	$2.37
$4.01-$6.30	57,200	1.19 years	$5.30

Non-Employee Options Exercisable		
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Exercise Price
$0.00-$2.00	92,000	$1.28
$2.01-$4.00	103,375	$2.42
$4.01-$6.30	50,700	$5.30

The Company accounts for stock-based compensation in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* which permits the use of the intrinsic value method described in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and requires the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the optional accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under APB Opinion No. 25, under which the Company has recognized no compensation expense for fixed employee granted options during 2001 and 2000 and recognized an expense for non-employee granted options by the Company during 2001 and 2000. Total expense recognized for non-employee granted options was $105,525 and $55,180, respectively.

Effective January 1, 2001, the Company re-priced 475,000 options of an employee from $6.00 to $0.313 per share. All other terms of the options remained the same. The options were subsequently exercised during 2001. As a result of re-pricing employee options during 2001 an expense was recognized by the Company amounting to $217,075.

Had compensation cost for the Company's stock option plan been determined based on the fair value of the Company's common stock at the dates of awards under the fair value method of SFAS No. 123, the Company's pro forma net income (loss) and net income (loss) per common share would have been as follows:

	2001	2000
Net income (loss):		
As reported	$285,626	$(957,565)
Pro forma	$119,208	$(1,611,410)
Basic net income (loss) per common share:		
As reported	$0.05	$ (.21)
Pro forma	$0.02	$ (.35)
Diluted net income (loss) per common share:		
As reported	$0.04	$ (.21)
Pro forma	$0.02	$ (.35)

The weighted-average fair value of options granted in 2001 and 2000 was $.18 and $.82, respectively.

NOTE 9 STOCK OPTIONS

Significant assumptions used in the Black Scholes option pricing model to calculate the above fair value of the awards are as follows:

	2001	2000
Risk free interest rates of return	5.00%	6.00%
Expected option life	60 months	60 months
Volatility	40%	40%
Expected dividends	$ 0	$ 0

NOTE 10 WARRANTS

Stock warrant transactions during 2001 and 2000 were as follows:

	Warrant Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Outstanding Share
Balance, January 1, 2000	375,500	375,500	$3.75-$8.70	$5.52
Granted/vested during the year	22,000	22,000	$3.438	$3.438
Expired during the year	(127,750)	(127,750)	$3.75-$6.25	$4.02
Balance, December 31, 2000	269,750	269,750	$3.438- $8.70	$6.06
Granted/vested during the year	300,000	300,000	$0.875	$0.875
Exercised during the year	(210,000)	(210,000)	$0.875-$3.75	$1.01
Expired during the year	(60,875)	(60,875)	$3.75-$6.25	$4.32
Balance, December 31, 2001	298,875	298,875	$0.875-$8.70	$4.75

The total expense recognized by the Company for these non-employee warrants for 2001 and 2000 was $100,042 and $42,211, respectively.

NOTE 11 INCOME TAXES

The income tax provision (benefit) consists of the following:

	2001	2000
Current:		
Federal	$ 0	$ 0
State	0	(206,078)
	0	(206,078)
Deferred:		
Federal	$ 0	$ 0
State	0	0
	$ 0	$ 0

NOTE 11 INCOME TAXES

The following is a reconciliation of the tax derived by applying the U.S. Federal Statutory rate of 35% to the earnings before income taxes and comparing that to the recorded income tax provisions:

	2001		2000	
	Amount	Percentage	Amount	Percentage
U.S. federal income tax provision (benefit) at federal statutory rate	$ 99,969	35%	$(407,275)	(35)%
State tax, net of federal tax effect	28,755	10	(33,725)	(3)
Benefit of sale of state net operating losses	-	-	(206,078)	(18)
Non-deductible options and warrants	71,948	25	34,000	3
Change in valuation allowance	(200,000)	(70)	407,000	35
Other	(672)	-	-	-
	$ 0	0%	$(206,078)	(18)%

The Company has $8,440,000 in Federal net operating loss carryovers, which can be used to offset future taxable income. The net operating loss carryforwards expire in the year 2030.

During 1999, the New Jersey Economic Development Authority established the Tax Benefit Transfer Program. This program permits new or expanding emerging technology and biotechnology corporations located in New Jersey to "sell" unused New Jersey net operating loss (NOL) deductions to other corporations who have taxable income in New Jersey for at least 80% of their tax benefit value. The State established a maximum amount of allowable NOL's that could be sold during 2000 and allocated this sum among all of the qualifying companies.

In 2000, the Company received its certification under this program and was able to sell $2,862,200 worth of its New Jersey NOL's for 80% of their tax benefit value ($257,598) for a total of $206,078. The Company has $1,375,000 of state net operating loss carryovers which can be used to offset future taxable income. The net operating loss carryforwards expire in the year 2014.

The components of the Company's deferred tax assets are as follows:

	2001	2000
Net operating loss carryforwards	$3,035,000	$3,235,000
Valuation allowance	(3,035,000)	(3,235,000)
Deferred tax asset	$ 0	$ 0

NOTE 12 FINANCIAL INSTRUMENTS

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade accounts receivable.

The Company has concentrated its credit risk for cash by maintaining substantially all of its depository accounts in a single financial institution. Accounts in the bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year the Company had cash balances in this financial institution that exceeded the FDIC limit. The financial institution has a strong credit rating, and management believes that credit risk relating to these deposits is minimal.

Cash equivalents consist of money market funds maintained in an account with the investment division of the above financial institution. The financial institution has a strong credit rating and management believes that credit risk relating to these cash equivalents is minimal.

NOTE 12 FINANCIAL INSTRUMENTS

The Company does not require collateral on its trade accounts receivable. Historically, the Company has not suffered significant losses with respect to trade accounts receivable.

Fair value of financial instruments

Cash, cash equivalents, accounts receivable, accounts payable and long-term debt approximate their fair values due to the short maturity of these instruments.

NOTE 13 SIGNIFICANT CUSTOMERS

For the year ended December 31, 2001, the Company had sales to two customers that accounted for approximately 49% of total product sales. Product sales to General Nutrition Centers and Performance, Inc. were approximately $1,800,000 and $575,000, respectively. Accounts receivable outstanding related to these customers at December 31, 2001 were $66,261, which amounted to 34% of total receivables.

For the year ended December 31, 2000, the Company had product sales from General Nutrition Centers that accounted for approximately $1,700,000 or 44% of total product sales. Accounts receivable outstanding related to these customers at December 31, 2000 were $316,663, which amounted to 72% of total receivables.

NOTE 14 SEGMENT AND RELATED INFORMATION

In fiscal 2001 and 2000, the Company has one reportable segment: dietary and nutritional supplements.

The following table presents revenues by region:

	2001	2000
United States	$4,790,991	$3,774,455
Canada	$104,536	$66,932

Revenues by product line are as follows:

	Sports Performance	Weight Loss	Licensing	Total
2001	$3,578,189	$1,317,338	$1,250,000	$6,145,527
2000	$2,212,590	$1,628,797	$0	$3,841,387

Sales revenues reported for the years ended December 31, 2001 and December 31, 2000 are net of credits of $451,137 and $97,618, respectively, for the return of certain products. Returns in 2001 consisted of SATIETROL returned from our largest customer who discontinued selling the product. These sales were principally recorded in the second quarter of 2001 with the credit recorded in the fourth quarter. There was no legal requirement for the Company to accept these credits and returns and were not anticipated at time of sale. These credits and returns were allowed to enhance ongoing customer relations with that customer. Returns in 2000 consisted of two products in which marketing was discontinued.

NOTE 15 FIRST QUARTER 2001 ADJUSTMENT

In connection with the preparation of the December 31, 2001 annual financial statements, the Company discovered that variable stock options should have been expensed in the first quarter of the year ended December 31, 2001. Accordingly, a $217,075 expense was recorded for those options.

NOTE 15 FIRST QUARTER 2001 ADJUSTMENT

The effect of this restatement for the quarter ended March 31, 2001 is as follows:

	As Previously Reported	As Restated
Balance Sheet:		
Stockholders equity:		
Common stock and additional paid in capital	$11,089,019	$11,306,094
Accumulated deficit	($ 9,577,234)	($ 9,794,309)
Statement of Operations:		
Selling, general and administrative expense	$ 539,905	$ 756,980
Net loss	($ 277,334)	($ 494,409)
Basic loss per s hare	($ .06)	($ .11)
Diluted loss per share	($ .06)	($ .11)

Shareholder Information

Annual Meeting
The annual meeting of shareholders of the Company will be held at 10:00 AM on Tuesday, June 18, 2002 at the Hilton Woodbridge in Iselin, NJ.

Independent Accountants
Fiscal Year 2001:
Larson, Allen, Weishair & Co., LLP
Minneapolis, MN 55402

Fiscal Year 2002:
Richard A. Eisner & Co., LLP
New York, NY 10022

Corporate Counsel
Eckert Seamans Cherin & Mellott, LLC
Philadelphia, PA 19102

Investor Relations
Cameron Associates
New York, NY 10019
212-245-8800

Stock Listing
The Companyis common stock is listed on the NASDAQ Small Cap Market under the symbol PHLI.

Transfer Agent
StockTrans, Inc.
44 W. Lancaster Ave.
Ardmore, PA 19003
Phone: 610-649-7300
Fax: 610-649-7302

Common Stock Price Ranges

2001	High	Low
First quarter	$1.47	$0.28
Second quarter	4.94	0.63
Third quarter	8.38	3.36
Fourth quarter	6.02	2.76

2000	High	Low
First quarter	$4.75	$1.88
Second quarter	7.63	2.25
Third quarter	3.63	1.38
Fourth quarter	2.25	0.25

Directors & Officers

Board of Directors

Dr. Robert Portman

Stephen P. Kuchen

David Portman

Dr. Colin T. Campbell

Dr. Irving Tabachnick

Michael Cahr

Joseph Harris

Officers

Dr. Robert Portman
Chairman of the Board, Chief Executive Officer, & President

Stephen P. Kuchen
Vice President - Finance, CFO, & Assistant Secretary

David Portman
Secretary


177

Bringing the science of nutrition to life.

PacificHealth
LABORATORIES, INC

1480 Route 9 North, Woodbridge, NJ 07095 Phone: 732-636-6141 FAX: 732-636-7410
www.pacifichealthlabs.com www.accelerade.com www.satietrol.com